UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

10. Board’s Comments

10.1 The Board should comment on:

a)        General financial and equity conditions

•            2010

In 2010, the real appreciated by 4.3% in relation to the U.S. dollar, reaching R$ 1.6662 per US$ 1.00 on December 31, 2010 as compared to R$ 1.7412 per US$ 1.00 on December 31, 2009. The Central Bank increased the base interest rate from 8.75% in December 2009 to 10.75% in December 2010.

The year of 2010 was characterized by the world economic growth recovery, although at a slower and uneven pace across the countries. If, on one hand, some developed countries will still have to overcome some difficulties generated by economic destabilization occurred in 2008/2009, on the other hand the clear perception that this scenario open new opportunities for emerging countries remains, in particular for countries like Brazil where the democratic environment is consolidated and the business sector has achieved a capacity consistent with such new challenges.

In spite of many challenges faced by long-term growth, Bradesco is prudently optimist on perspectives for the next years. Brazilian economy, right at the end of 2009, presented solid bases for growth recovery, as confirmed at the end of 2010, which was marked by a robust GDP expansion to the highest level since 1985.

In the political environment, 2010 was a year where the full exercise of citizenship evidenced a deeply-rooted democratic system establishing freedom of speech and choice as a target.

Advances occurred not only in economic indicators, but also in social indicators. In fact, improvements in people’s life quality, especially in consumption power, were encouraging as achievements that introduced a great part of population in the middle class, which is a significant statistical data in the country’s history.

Among the most significant events in 2010, the following stand out: a) expressive volume of credit operations that increased by 20.75% over 2009, and the recovery of overdue credits, which increased by 57.94% over the previous year; b) expansion of Customer  Service Network operating in all Brazilian municipalities through the opening of 178 new Branches; c) reorganization of facilities abroad to meet properly the demands of the international market; d) Bradesco presence as the leading coordinator of Petrobras capitalization process, the greatest operation of the kind in Brazilian and world stock markets; e) acquisition of the whole capital stock of Ibi Services in Mexico, where partnership with C&A in that country made part of the deal; f) partnership with Banco do Brasil and Caixa Econômica Federal for creation and management of a Brazilian card brand - ELO; g) Bradesco permanence in Dow Jones Sustainability World Index and in the Corporate Sustainability Index - ISE; h) and from socioenvironmental liability standpoint, the launch of the Corporate Code of Ethics of Bradesco Organization in Braille.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Book Net Income was R$ 10.022, corresponding to earnings per share of R$ 2.66 and an annualized Return on Shareholders’ Equity of 22.7%. The annualized Return on Average Total Assets stood at 1.7%, and remained stable in relation to the previous year. The Consolidated Shareholders’ Equity amounted to R$ 48.043 billion, while the total balance of assets amounted to R$ 637.485 billion.

Credit Operations

Supported by the credit democratization strategy and the continuing expansion and diversification of its funding, Bradesco increased its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive branch, service points and Banco Postal network, and the Customer Service Center 0800 Loans.

•           R$ 274.227 billion in consolidated loan operations at year-end, including advances on exchange contracts, sureties and guarantees, credit card receivables and leasing, up 20.23% in the period.

•           R$ 16.290 billion in the allowance for loan losses.

Funding and Asset Management

At the close of the year, funds raised and managed totaled R$ 872.514 billion, 24.3% more than the previous year, as follows:

•           R$ 364.698 billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts;

•           R$ 295.708 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, 19.4% up on the same period in the previous year;

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•           R$ 114.495 billion in the exchange portfolio, borrowing and onlending, working capital, tax payment and collection and related charges, funds from the issue of securities and subordinated debt in Brazil, and other funding;

•           R$ 87.177 billion in technical provisions for insurance, private pension plans and savings bonds, a 15.4% improvement over the year before; and

•           R$ 10.436 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$ 6.263 billion.

On December 31, 2010 market capitalization of Bradesco was R$ 109.759 billion, with emphasis on preferred share valuation of 12.1% in the year, as compared to 1.0% valuation of Ibovespa.

•      2009

In 2009, the real appreciated by 25.5% in relation to the U.S. dollar, reaching R$ 1.7412 per US$ 1.00 on December 31, 2009 as compared to R$ 2.3370 per US$ 1.00 on December 31, 2008. The Central Bank gradually decreased the base interest rate from 13.75% in December 2008 to 8.75% in December 2009.

The fiscal year of 2009, began with the worst possible forecasts for the global economy, but ended with consistent signs of recovery. The actual pace of recovery varied from country to country, accompanied by a lingering degree of uncertainty regarding the developed world, where the adjustments in progress may impose reduced consumption growth over the previous years’ levels. At the same time, we see challenges ahead related to the strong fiscal deterioration in these nations as part of the anti-cyclical response to the risk of an economic depression.

Brazil has successfully overcome the challenges imposed by the crisis. The adoption of anti-cyclical policies resulted in a decline in household consumption, the main component of GDP, but not nearly to the same extent as in previous periods of major turbulence. The decline in investments – temporarily interrupting the expansion cycle of the previous five years – is already showing unmistakable signs of a reversal thanks to reduced idle capacity, the favorable outlook for domestic demand and the opportunities arising from the World Cup and the Olympic Games, as well as from pre-salt oil exploration.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

At that occasion, Brazil was already one of the main destinations for direct investments by foreign companies.

Book Net Income was R$ 8.012 billion, corresponding to earnings per share of R$ 2.34 and an annualized Return on Shareholders’ Equity of 21.4%. The annualized Return on Average Total Assets stood at 1.7%, compared to 1.9% in the previous year. Total Consolidated Shareholders’ Equity amounted to R$ 41.754 billion, the balance of total assets amounted to R$ 506.223 billion.

Credit Operations

Supported by the credit democratization strategy and the continuing expansion and diversification of its funding, Bradesco increased its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive Branches Network, Service Stations and Banco Postal, and the Customer Service Center 0800 Loans.

•           R$ 228.078 billion in consolidated loan operations at year-end, including advances on exchange contracts, sureties and guarantees, credit card receivables and leasing, up 6.78% in the period.

•           R$ 16.313 billion in the allowance for loan losses.

Funding and Asset Management

All in all, the Bank managed R$ 20.910 million in checking accounts and was responsible for 17.73% of the Brazilian Savings and Loan System - SBPE.

At the close of the year, funds raised and managed totaled R$ 702.065 billion, 17.48% more than the previous year, as follows:

•           R$ 284.346 billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts;

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•           R$ 247.700 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, 32.35% up on the same period in the previous year;

•           R$ 86.411 billion in the exchange portfolio, borrowing and onlending, working capital, tax payment and collection and related charges, funds from the issue of securities and subordinated debt in Brazil, and other funding;

•           R$ 75.572 billion in technical provisions for insurance, supplementary private pension plans and savings bonds, a 17.01% improvement over the year before; and

•           R$ 8.036 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$ 4.615 billion.

•     2008

In 2008, Brazilian GDP increased by 5.1%, and the real depreciated by 31.9% in relation to the U.S. dollar, reaching R$ 2.3370 per US$ 1.00 on December 31, 2008, as compared to R$ 1.7713 per US$ 1.00 on December 31, 2007. The Central Bank gradually increased the base interest rate from 11.25% in December 2007 to 13.75% in December 2008.

The fiscal year of 2008 was marked by a variation in the robust expansion cycle of global growth initiated in 2004, a period of several structural changes that benefited emerging economies like Brazil’s. This change occurred with the onset of the most severe crisis of the past 70 years, basically characterized by a strong deleveraging process that intensified in September and has affected several interconnected markets. The most relevant outcomes of this process were noticeable in the financial volatility, the banking system became unstable in various economies, credit constraints and reduced capital flows, changes in asset and commodity prices and higher risk aversion.

Notwithstanding an unfavorable international scenario, the Brazilian economy behaved well most of the year, with growth around 5%, a level achieved for the second consecutive year.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Household consumption and investments are still the main drivers of economic expansion, benefited by an environment of higher confidence among consumers and businessmen and by credit and income growth. Inflationary pressures deriving from a disparity between supply and demand and intensified by high commodity prices by mid–2008, resulted in monetary tightening, which decisively contributed to Brazil avoiding an acceleration of inflation as strong as that verified in several economies. Within this scenario, Brazil obtained the coveted investment grade in the first half of 2008 amid high volatility in the global markets. It is also worth mentioning a significant inflow of foreign direct investments, which reached the level of US$ 40 billion for the first time in history.

The Net Income for the year was R$ 7.620 billion, corresponding to R$ 2.48 per share and annualized return on average Shareholders’ Equity of 23.76%. The annualized Return on Average Total Assets stood at 1.93%, compared to 2.67% in the previous year. Consolidated Shareholders’ Equity amounted to R$ 34,257 million, while the balance of total assets amounted to R$ 454,413 million.

Credit Operations

An increased volume of Bradesco loan operations, both in financing directly made and partnerships with market agents, and in other lines focused on Individuals, such as Payroll Deductible Loans, is based on the credit democratization strategy and on the continuous expansion and diversification of financing by means of its extensive Branches Network, Service Stations and Banco Postal as well as several alternative channels, such as Bradesco Dia&Noite ATMs, Internet Banking, Fone Fácil, Bradesco Celular and on Customer Service Center 0800 Loan.

•           R$ 213.602 billion in consolidated loan operations at year-end, including advances on exchange contracts, sureties and guarantees, credit card receivables and leasing, up 34.2% in the period.

•           R$ 10.263 billion in the allowance for loan losses

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Funding and Asset Management

The Bank managed, together, 20.081 million checking accounts and held 18.0% of the Brazilian Savings and Loan System - SBPE.

At the end of the year, the total volume of funding and assets managed by the Organization stood at R$ 597.615 billion, a 23.74% growth compared to the previous year:

•           R$ 244.470 billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Saving Accounts;

•           R$ 187.151 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, with a 5.45% growth compared to the same period of the previous year;

•           R$ 92.944 billion recorded at the Exchange Portfolio, Borrowing and Onlending, Own Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the Country and Other Funding;

•           R$ 64.587 billion in Technical Provisions for Insurance, Private Pension Plan and Savings Bonds, with a 10.36% increase when compared to the previous year; and

•           R$ 8.463 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$ 3.621 billion.

b)     Capital structure and possibility of share or quotas redemption, indicating: i) possibility of redemption; ii) formula for redemption price calculation

•     Capital Structure

		In 1,000
	Dec10	Dec09	Dec08
Common	1,880,830	1,710,205	1,534,806
Preferred	1,881,225	1,710,346	1,534,900
Subtotal – outstanding	3,762,055	3,420,551	3,069,706
Treasury shares	395	6,535	163
Total	3,762,450	3,427,086	3,069,869
P.S.: It does not consider bonuses and developments in the periods.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

On December 31, 2010, Bradesco Capital Stock amounted to R$ 28.5 billion divided into 3,762,450 thousand book shares, being 1,881,225 thousand common shares and 1,881,225 thousand preferred shares with no face value.

Capital stock in 2009 amounted to R$ 26.5 billion, divided into 3,427,086 thousand book shares, being 1,713,543 thousand common shares and 1,713,543 thousand preferred shares with no face value.

In 2008 the Capital Stock amounted to R$ 23 billion divided into book 3,069,869 shares, being 1,534,935 common shares and 1,534,934 preferred shares with no face value.

There is no expected redemption of shares issued by the Company other than the legal redemptions.

c)     Capacity to pay financial commitments

Bradesco has full ability to pay all its financial commitments, because it daily reviews its asset and liability management policy to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its customers and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity:

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Consolidated Balance Sheet by maturity:

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total
Assets
Current and long-term assets	332,245,946	106,371,438	44,001,250	143,164,024	-	625,782,658
Funds available	15,737,880	-	-	-	-	15,737,880
Interbank investments	27,575,524	43,290,926	1,075,470	1,290,114	-	73,232,034
Securities and derivative financial instruments (1) (2)	175,936,945	4,927,407	5,656,915	26,996,723	-	213,517,990
Interbank and interdepartmental accounts	65,821,487	1,741	1,449	501,610	-	66,326,287
Loan and leasing operations	22,510,907	49,452,604	32,445,200	93,481,286	-	197,889,997
Other receivables and assets	24,663,203	8,698,760	4,822,216	20,894,291	-	59,078,470
Permanent assets	216,126	990,537	901,676	7,263,459	2,330,274	11,702,072
Investments	-	-	-	-	1,576,790	1,576,790
Premises and equipment and leased assets	53,985	269,929	323,915	2,772,832	345,470	3,766,131
Intangible assets	162,141	720,608	577,761	4,490,627	408,014	6,359,151
Total on December 31, 2010	332,462,072	107,361,975	44,902,926	150,427,483	2,330,274	637,484,730
Total on December 31, 2009	265,077,183	74,648,728	35,062,982	129,827,148	1,607,051	506,223,092
Total on December 31, 2008	251,683,627	52,258,067	41,822,570	107,188,414	1,460,365	454,413,043
Liabilities
Current and long-term liabilities	314,117,150	40,862,788	42,254,168	191,375,883	-	588,609,989
Deposits (3)	97,242,257	7,533,178	20,819,624	67,605,540	-	193,200,599
Open market funding	115,794,642	14,174,646	6,917,135	34,610,737	-	171,497,160
Funds from issuance of securities	173,182	2,483,953	2,273,497	12,743,319	-	17,673,951
Interbank and interdepartmental accounts	3,789,604	-	-	-	-	3,789,604
Borrowing and onlending	1,842,972	7,705,581	7,015,157	21,632,515	-	38,196,225
Derivative financial instruments	287,896	198,179	110,031	133,594	-	729,700
Technical provisions for insurance, private pension plans and savings bonds (3)	63,719,014	2,100,439	1,283,121	20,074,517	-	87,177,091
Other liabilities:	31,267,583	6,666,812	3,835,603	34,575,661	-	76,345,659
- Subordinated debts	1,122,185	4,460,861	2,417,064	18,314,836	-	26,314,946
- Other	30,145,398	2,205,951	1,418,539	16,260,825	-	50,030,713
Deferred income	360,355	-	-	-	-	360,355
Minority interest in subsidiaries	-	-	-	-	471,536	471,536
Shareholders’ equity	-	-	-	-	48,042,850	48,042,850
Total on December 31, 2010	314,477,505	40,862,788	42,254,168	191,375,883	48,514,386	637,484,730
Total on December 31, 2009	243,987,413	23,845,786	31,095,923	164,220,184	43,073,786	506,223,092
Total on December 31, 2008	200,022,806	23,944,909	24,780,135	170,381,210	35,283,983	454,413,043
Accumulated net assets on December 31, 2010	17,984,567	84,483,754	87,132,512	46,184,112	-	-
Accumulated net assets on December 31, 2009	21,089,770	71,892,712	75,859,771	41,466,735	-	-
Accumulated net assets on December 31, 2008	51,660,821	79,973,979	97,016,414	33,823,618	-	-

(1)    Investments in investments funds are classified as up to 30 days;

(2)       Operations related to repurchase commitments are classified per term of operation; and

(3)     Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Subordinated debt – 2010

R$ thousand
Maturity	Original term in years	Value of operation	Currency	Remuneration	2010	2009
In the Country:
Subordinated CDB
2011	5	4,504,022	R$	102.5% - 104.0% of CDI rate	7,685,360	6,979,342
2012	5	3,236,273	R$	103.0% of CDI rate or 100.0% of CDI rate + (0.344% p.a. to 0.4914%) or IPCA + (7.102% p.a. – 7.632% p.a.)	4,588,559	4,152,514
2013	5	575,000	R$	100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.) or IPCA + (7.74% p.a. – 8.20% p.a.)	780,335	700,900
2014	6	1,000,000	R$	112.0% of CDI rate	1,255,662	1,131,496
2015	6	1,274,696	R$	108.0% and 112.0% of CDI rate or IPCA + (6.92% p.a. – 8.55% p.a.)	1,537,777	1,364,642
2016	6	500	R$	IPCA + (7.1292% p.a.)	566	-
2012	10	1,569,751	R$	100.0% of CDI rate – CETIP or 100.0% of CDI rate + (0.75% p.a. – 0.87% p.a.) or 101.0% p.a. - 102.5% of CDI rate	5,164,452	4,689,431
2019	10	20,000	R$	IPCA + (7.76% p.a.)	23,828	-
Linked to credit operations / Others (3):
2011 to 2016	1 to 5	31,694	R$	100.0% - 110.0% of CDI rate	33,269	2,368
2010 to 2012 (5)	up to 2	-	R$	Rate of 9.43% p.a.	-	304,003
2010 to 2017	up to 7	90,000	R$	IPCA + (6.7017% p.a. – 7.4163% p.a.)	91,881	-
2010 to 2017	up to 7	21,100	R$	Rate of 13.0949% p.a. – 13.1762% p.a.	22,668	-
2010 to 2018	up to 8	51,000	R$	IGPM + (6.3874% p.a. – 7.0670% p.a.)	51,338	-
Subtotal – in the Country					21,235,695	19,324,696

Abroad:
2011	10	353,700	US$	Rate of 10.25% p.a.	250,656	261,487
2012 (1)	10	315,186	Yen	Rate of 4.05% p.a.	366,237	236,799
2013	10	1,434,750	US$	Rate of 8.75% p.a.	831,186	882,067
2014	10	801,927	Euro	Rate of 8.00% p.a.	507,552	570,412
Indeterminate (2)		720,870	US$	Rate of 8.875% p.a.	-	525,966
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,284,805	1,328,427
2021 (4)	11	1,100,000	US$	Rate of 5.90% p.a.	1,867,290	-
Costs of issuances on funding					(28,475)	(25,877)
Subtotal – abroad					5,079,251	3,779,281
Grand total					26,314,946	23,103,977

(1)   Upon including the cost of dollar swap, rate increases to 10.15% per annum;

(2)  In June 2005, a perpetual subordinated debt was issued in the amount of US$ 300,000,000, with exclusive full redemption option by the issuer upon prior  authorization of Bacen, provided that: (i) after the period of five years from the issuance date and after each interest payment date; and (ii) at any time, upon the occurrence of any change to the fiscal law in Brazil or abroad, which is likely to increase costs for the issuer, and the issuer is notified in writing by Bacen that such securities can no longer be included in the consolidated capital stock for the purposes of solvency rate calculation. On April 14, 2010, Bacen approved an advanced redemption request for that financing, which took place on June 3, 2010, in the amount of R$ 556,834,000;

(3)   It refers to subordinated CDB operations linked to credit/other operations that, according to the Circular Letter No. 2,953/01, do not integrate the level II of    reference assets;

(4)    In August 2010, a subordinated debt in the amount of US$ 1,100,000,000 was issued abroad, at the rate of 5.90% p.a. and due in 2021; and

(5) It refers to advanced redemptions on subordinated CDB linked to credit/other operations occurred on December 21, 2010.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Subordinated debt – 2009

R$ thousand
Maturity	Original term in years	Value of operation	Currency	Remuneration	2009	2008
In the Country:
Subordinated CDB
2011	5	4,504,022	R$	102.5% - 104.0% of CDI rate	6,979,342	6,328,979
2012	5	3,236,273	R$	103.0% of CDI rate or 100.0% of CDI rate + 0.344% p.a. or IPCA + (7.102% p.a. – 7.632% p.a.)	4,152,514	3,758,090
2013	5	575,000	R$	100.0% of CDI rate + (0.344% p.a. – 0.87% p.a.) or IPCA + (7.44% p.a. – 8.20% p.a.)	700,900	630,781
2014	6	1,000,000	R$	112.0% of CDI rate	1,131,496	1,018,009
2015	6	1,294,696	R$	108.0% and 112.0% of CDI rate or IPCA + (6.92% p.a. – 8.70% p.a.)	1,364,642	-
2012	10	1,569,751	R$	100.0% of CDI rate – CETIP or 100.0% of CDI rate + (0.75% p.a. – 0.87% p.a.) or 101,0% - 102,5% of CDI rate	4,689,431	4,252,165
Linked to credit operations (3):
2009 to 2013	2 to 5	1,913	R$	100.0% to 106.0% of CDI rate or	2,368	2,466
2009 to 2011	up to 2	289,059	R$	Rate of 8.29% to 14.88% p.a.	304,003	435,630
Subtotal – in the Country		12,470,714			19,324,696	16,426,120

Abroad:
2011	10	353,700	US$	Rate of 10.25% p.a.	261,487	350,356
2012 (1)	10	315,186	Yen	Rate of 4.05% p.a.	236,799	317,826
2013	10	1,434,750	US$	Rate of 8.75% p.a.	882,067	1,182,936
2014	10	801,927	Euro	Rate of 8.00% p.a.	570,412	735,689
Indeterminate (2)		720,870	US$	Rate of 8.875% p.a.	525,966	705,940
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,328,427	-
Costs of issuances on funding					(25,877)	(32,205)
Subtotal – abroad		4,960,008			3,779,281	3,260,542
Grand total		17,430,722			23,103,977	19,686,662

(1)  Upon including the cost of dollar swap, rate increases to 10.15% per annum;

(2)  In June 2005, a perpetual subordinated debt was issued in the amount of US$ 300,000,000, with exclusive full redemption option by the issuer upon prior authorization of Bacen, provided that: (i) after the period of five years from the issuance date and after each interest payment date; and (ii) at any time, upon the occurrence of any change to the fiscal law in Brazil or abroad, which is likely to increase costs for the issuer, and the issuer is notified in writing by Bacen that such securities can no longer be included in the consolidated capital stock for the purposes of solvency rate calculation; and

(3)   It refers to subordinated CDB operations linked to credit/other operations that, according to the Circular Letter No. 2,953/01, do not integrate the level II of reference assets.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

d)     Funding sources used for working capital and investments in non-current assets

e)     Funding sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

f)      Indebtedness levels and characteristics of related debts, also describing: i) relevant loan and financing contracts; ii) other long-term relationships with financial institutions; iii) level of subordination among debts.

Main Funding Sources

	R$ million
	Dec/10	Dec/09	Dec/08	Variation
				Dec/10 x Dec09	Dec/09 x Dec08
Demands Deposits + Investment Account	37,332	35,663	28,612	1,669	7,051
Savings Deposits	53,436	44,162	37,769	9,274	6,393
Time Deposits	102,158	90,496	97,414	11,662	(6,918)
Subtotal Deposits	192,926	170,321	163,795	22,605	6,526
Debentures	46,040	36,962	36,138	9,078	824
Borrowing and Onlending	38,197	27,328	31,947	10,869	(4,619)
Funds from Issuance of Securities	17,674	7,482	9,011	10,192	(1,529)
Subordinated debt	26,315	23,104	19,687	3,211	3,417
Total	321,152	265,937	260,578	55,215	5,359

Liquidity and Financing

Central Bank requirements for compulsory deposits determine our minimum liquidity levels. We review our asset and liability management policies from time to time to ensure that we have sufficient liquidity available to honor withdrawals, deposits, repay other liabilities at maturity, extend loans or other forms of credit to our customers and meet our own working capital needs.

The treasury department acts as a support center for our business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. It is also responsible for setting the rates for our different products, including exchange and interbank transactions. The treasury department covers any funding shortfall through borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

We have used our excess liquidity to invest in Government bonds and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of financing are:

•           demand deposits, savings deposits and term deposits; and

•           debentures, borrowing and onlending, funds from issuance of securities and subordinated debts.

•           Deposits

Deposits are our most important source of funding. Our deposits balance over these years progressed in the following manner:

•           in 2010, the balance of our deposits increased approximately 13% as compared to 2009, mainly due to the increase in time and saving deposits; and

•           in 2009, the balance of our deposits increased approximately 4% as compared to 2008, mainly due to the increase in demand and savings deposits.

Deposits accounted for approximately 60% of total liabilities at December 31, 2010. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the balances of our savings and demand deposits from December 31, 2010 through December 31, 2009 was due basically to the increase in our client base. At December 31, 2010, we had 23.1 million checking accounts and 41.1 million savings accounts, compared to 20.9 million checking accounts and 37.7 million savings accounts at December 31, 2009.

•           Debentures

Positive variation recorded between 2010 and 2009 basically refers to the placement of such papers, with are used to  back purchase and sale commitments that are impacted by the maintenance of the economic activity pace.

In 2009 x 2008 comparison, the positive variation observed basically reflects: a) the placement of these securities, which are used to back purchase and sale commitments; and b) the better rates of these operations in relation to those practiced for time deposits, which suffered contraction due to the return of liquidity in the market.

•           Borrowing and Onlending

Variation in the year of 2010, as compared to 2009 balance, is mainly due to the increased volume of loans and onlending in the country, basically from Finame and BNDES operations.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

The reduction in the comparative between the fiscal years of 2009 and 2008 was basically due to: a) the 25.5% negative exchange rate variation, which directly impacted borrowing and onlending denominated and/or indexed in foreign currency, which was partially offset by: b) the increase in the volume of funds from borrowing and onlending in the country, especially through Finame and BNDES operations.

•           Funds from Issuance of Securities

The variation in the fiscal year of 2010 compared to 2009, mainly derives from: a) new issuances of Financial Bonds in the market, occurred in the 2nd quarter of 2010, the balance of which in December 2010 amounted to R$ 7,820 million; b) the increased volumes of securities issued abroad in the amount of R$ 1,100 million; c) the increased operations of Real Estate Exchange Bills in the amount of R$ 777 million; and d) the greater volume of Mortgage-Backed Securities in the amount of R$ 379 million.

In the comparison between fiscal years of 2009 and 2008, the reduction was mainly due to: a) the negative exchange rate variation of 25.5%, which directly impacted operations with MT100; b) the reduction in funds from Debentures, due to repurchase by third parties in 2nd quarter of 2009; which was offset by: c) new operations with Agribusiness Mortgage Letters.

•     Subordinated debt

In December 2010, Bradesco’s Subordinated Debt totaled R$ 26.315 million (R$ 5.079 million abroad and R$ 21.236 million in Brazil).

In 2010, there was an issuance of R$ 2,026 million of Subordinated Debts (R$ 193 million locally and R$ 1,833 million abroad), being this total is eligible to compose Level II of Basel Index, due between 2016 and 2021. Issuance of subordinated notes in August 2010, in the amount of US$ 1.1 billion, stands out.

It is worth mentioning that only R$ 8.051 million of the total subordinated debt are used in the calculation of the Basel Index, given the respective maturity.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Additionally, it should be pointed out that on January 13, 2011, Bradesco issued subordinated notes in the total amount of US$ 500 million, which will be submitted to Bacen to compose Level II of Basel Index.

In December 2009, Bradesco’s Subordinated Debt totaled R$ 23,104 million (R$ 3,779 million abroad and R$ 19,325 million in Brazil). In this period, Bradesco issued R$ 1,295 million in Subordinated CDB in Brazil, with maturities in 2015. Overseas, Bradesco concluded its US$ 750 million funding operation through the issuance of subordinated notes.

 It is worth mentioning that only R$ 10,951 million of the total subordinated debt are used in the calculation of the Basel Index, given the maturity of each subordinated debt operation.

In the fiscal year of 2008, Bradesco issued R$ 1,575 million in Subordinated CDB in Brazil.

•           Sources of Additional Liquidity

In some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “redesconto.” A redesconto is a loan from the Central Bank to a financial institution, that loan being guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of redesconto transactions. Banco Bradesco did not enter into redesconto transactions for liquidity purposes.

iv) Eventual restrictions to the issuer, in particular with respect to limits of indebtedness and taking on new debts, distribution of dividends, sale of assets, issuance of new securities, and sale of shareholding control

There are no restrictions imposed to Bradesco.

g)     Limits for use of contracted financing

Minimum short-term liquidity limits are established by Internal Committees, Executive Board and Administrative Board. Such limits are intended to ensure a sufficient liquidity and meet the minimum expected needs. Bradesco reviews periodically such limits, on which projected cash needs are based.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

h)     Significant changes to each item of financial statements

The significant changes in each item in the consolidated statement of income are discussed in the item 10.2 a). We highlight the following items:

•                Financial Margin (Interest and non-interest);

•                Provision for loan losses;

•                Income from Insurance, Private Pension Plans and Savings Bonds;

•                Fee and Commission Income;

•                Administrative and Personnel expenses.

Regarding the significant changes in the consolidated balance sheet items, we provide below a comparison between the major significant events in the following periods:

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

				Variation
R$ million				2010 X 2009		2009 X 2008
	Dec10	Dec09	Dec08%		R$	%	R$
Assets
Current and Long-Term Assets	625,783	496,028	446,802	26.2	129,755	11.0	49,226
Funds Available	15,738	6,947	9,295	126.5	8,791	-25.3	(2,348)
Interbank Investments	73,232	110,797	74,191	-33.9	(37,565)	49.3	36,606
Securities and Derivative Financial Instruments	213,518	146,619	131,598	45.6	66,899	11.4	15,021
Interbank and Interdepartmental Accounts	66,326	18,723	13,804	254.2	47,603	35.6	4,919
Loan and Leasing Operations	213,532	172,974	160,500	23.4	40,558	7.8	12,474
Allow ance for Loan Losses (PLL)	(16,290)	(16,313)	(10,263)	-0.1	23	58.9	(6,050)
Other Receivables and Assets	59,727	56,281	67,677	6.1	3,446	-16.8	(11,396)
Permanent Assets	11,702	10,195	7,611	14.8	1,507	34.0	2,584
Investments	1,577	1,549	1,048	1.8	28	47.8	501
Premises and Leased Assets	3,766	3,418	3,250	10.2	348	5.2	168
Intangible Assets	6,359	5,228	3,313	21.6	1,131	57.8	1,915
Total	637,485	506,223	454,413	25.9	131,262	11.4	51,810

Liabilities
Current and Long-Term Liabilities	588,610	463,350	419,561	27.0	125,260	10.4	43,789
Deposits	193,201	171,073	164,493	12.9	22,128	4.0	6,580
Federal Funds Purchased and Securities Sold under	171,497	113,273	79,977	51.4	58,224	41.6	33,296
Agreements to Repurchase
Funds from Issuance of Securities	17,674	7,482	9,011	136.2	10,192	(17.0)	(1,529)
Interbank and Interdepartmental Accounts	3,790	2,950	2,914	28.5	840	1.2	36
Borrow ing and Onlending	38,196	27,328	31,947	39.8	10,868	(14.5)	(4,619)
Derivative Financial Instruments	730	531	2,042	37.5	199	(74.0)	(1,511)
Provisions for Insurance, Private Pension Plans	87,177	75,572	64,587	15.4	11,605	17.0	10,985
and Savings Bonds
Other Liabilities	76,345	65,141	64,590	17.2	11,204	0.9	551
Deferred Income	360	321	274	12.1	39	17.2	47
Minority Interest in Subsidiaries	472	798	321	(40.9)	(326)	148.6	477
Shareholders' Equity	48,043	41,754	34,257	15.1	6,289	21.9	7,497
Total	637,485	506,223	454,413	25.9	131,262	11.4	51,810

•         Interbank Investments

The Interbank Investments totaled R$73,232 million in 2010, decreasing R$37,565 million, or 33.9% compared to 2009, the mainly impacts were registered in securities portfolios related to: (i) own portfolio position, especially the national treasury bills and national treasury notes, and (ii) funded position - national treasury bills.

In the comparison between the years 2009 and 2008, the increase of 49.3% is noted mainly in the portfolio of funded position, highlight to the national treasury notes and national treasury bills, partially impacted by the reduction of applications related to national treasury bills.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•         Securities

The securities represented 33.5% of our total assets in 2010 (2009 – 29.0%, 2008 – 28.9%).

In 2010, the balance of securities increased 45.6% compared to 2009, primarily due to the increase in our exposure in government securities, mainly national treasury bills and national treasury notes.

In 2009, the balance of securities increased 11.4% compared to 2008, primarily due to the growth in repurchase agreements.

•         Interbank and interdepartmental accounts

Interbank and interdepartmental accounts basically correspond to the compulsory deposits held by the Bacen and represented 10.4% of our total assets in 2010 (2009 – 3.7%, 2008 – 3.0%).

In the comparison of the fiscal years of 2010 and 2009, there was a growth of 254.2%, principally explained by the increase of compulsory deposits related to time deposits, pursuant to Bacen Circular 3,513/10 and the increase of additional compulsory related to demand, time and saving deposits, pursuant to Bacen Circular 3,514/10.

Regarding the comparative of 2009 and 2008, the increase of 35.6% primarily reflects the growth of our deposits, which evolved 4.0% at the period.

•         Loan and leasing operations

Loan and leasing operations represented 33.5% of our total assets in 2010 (2009 – 34.2%; 2008 – 35.3%).

In the comparison of the fiscal years of 2010 and 2009, the increase of 23.4% basically refers to the growth in the volume of operations, highlighting the following products targeted at individual customers: (i) evolution of 58.8% in payroll-deductible loans, (ii) BNDES/Finame onlending operations, which had an increment of 52.6%; and (iii) real estate financing which increased 44.2%.

In relation to the loan and leasing portfolio for corporate customers, we highlight the annual development of the following products: (i) BNDES/Finame onlending operations – 63.8%; (ii) credit card – 51.4%; and (iii) real estate financing – corporate plan – 36.7%.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

The increase of 7.8% in 2009 compared to 2008, due mainly to the increase in transactions with individual customers, highlighting the payroll-deductible loans, with an increase of 38.2%, and credit card, which evolved 53.8%.

•         Funding

In 2010, the funding increased 51.4% compared to 2009.

In the comparison of the fiscal years of 2010 and 2009, the increase in funding was, basically, due to the growth of government securities from own portfolio, which in 2010 increased R$62,513 million, partially offset by the reduction of R$24,333 million, which represented 35.6% of the third-party portfolio.

The growth of 41.6% in 2009 compared to 2008 reflects, basically, the increase in operations with government securities from third-party portfolio.

We also highlight that the main funding sources are discussed in the item 10.1 d); e) and f).

10.2. The Board should comment on:

a)        Results of issuer’s operations, in particular: i) description of important income components; ii) factors that materially affected the operating results

The financial information of the fiscal years ended December 31, 2010, 2009 and 2008 are presented below. It is worth mentioning that, in order to enhance understanding, comparability and analysis of results, we are using the Managerial Statement of Income. For more information regarding the managerial adjustments, we suggest that you refer to the Announcement to the Market sent on July 3, 2009.

In 2010, we started to exclude extraordinary events from our managerial statement of income, and adjusted accordingly the year of 2009 for a better comparison with 2010.

We provide below a comparison between the major extraordinary events that impacted the Net Book Profit in the following periods:

	R$ million
	2010	2009	2008
Book Net Income	10,022	8,012	7,620
Extraordinary Events	(218)	(426)	5
- Partial Investment Transfer (1)	(138)	(2,460)	(806)
- Additional PLL (2)	-	1,480	597
- PLL – Update of Parameters for Drag Calculations	(220)	-	-
- Record of Tax Credit	(336)	-	-
- Provision for Civil Contingencies – Economic Plans	268	915	124
- Other (3)	(77)	(358)	113
- Tax effects	(112)	(3)	(23)
Net Income - Adjusted	9,804	7,586	7,625
ROAE % (*)	22.7	21.4	23.8
ROAE (ADJUSTED) % (*)	22.2	20.3	23.8

(*)    Annualized;

(1)   Gross earnings from investments: In 2010 - BM&F Bovespa and CPM Braxis; 2009 - Cielo and Cetip; and 2008 – Visa Inc.

(2)   Considers R$ 1,303 million in 2Q09; and R$ 177 million in 1Q09, relating to credit cards; and

(3)  In 2010: refers to Fidelity capital gain of R$ 86 million; and expenses from asset recovery analysis – impairment in the amount of R$ 27 million. In 2009: gain related to Laboratório Fleury IPO obtained by our affiliate Integritas Participações, in the amount of R$ 60 million; expenses from asset recovery analysis – impairment in the amount of R$ 64 million; and provision for loss of investments in the amount of R$ 26 million. In 2008: basically effects from adoption of Law No. 11,638/07 in the amount of R$ 60 million and premium amortization in the amount of R$ 53 million. Net effect of tax payment under the tax debt repayment program – Law No. 11,941/09 (REFIS), in the amount of R$ 388 million (2009) and R$ 18 million (2010).

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

R$ million
Consolidated Managerial Statement of Income
	2010	2009	2008	Variation (%)
				2010 x 2009	2009 x 2008
Financial Margin	33,056	29,754	23,143	11.1	28.6
- Interest	31,525	27,228	22,938	15.8	18.7
- Non-Interest	1,531	2,526	205	(39.4)	1,132.2
PLL	(8,703)	(11,483)	(6,922)	(24.2)	65.9
Gross Income from Financial Intermediation	24,353	18,271	16,221	33.3	12.6
Income from Insurance, Private Pension Plans and Savings Bonds (*)	2,772	1,983	2,255	39.8	(12.1)
Fee and Commission Income	13,372	11,616	10,744	15.1	8.1
Personnel Expenses	(9,302)	(7,967)	(7,390)	16.8	7.8
Other Administrative Expenses	(11,532)	(9,493)	(8,307)	21.5	14.3
Tax Expenses	(3,120)	(2,535)	(2,230)	23.1	13.7
Equity in the earnings of unconsolidated companies	127	140	136	(9.3)	2.9
Other Operating Income/Expenses	(2,382)	(1,949)	(1,304)	22.2	49.5
Operating Income	14,288	10,066	10,125	41.9	(0.6)
Non-Operating Income	(8)	110	263	-	(58.2)
Income Tax and Social Contribution	(4,353)	(2,566)	(2,729)	69.6	(6.0)
Minority Interest	(123)	(24)	(34)	412.5	(29.4)
Net Income – Adjusted	9,804	7,586	7,625	29.2	(0.5)

(*)   Income from Insurance, Private Pension Plans and Savings Bond = Insurance, Private Pension Plans and Savings Bond Premiums - Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Adjusted Net Income for the year of 2010 amounted to R$ R$ 9,804 million, corresponding to an increase of 29.2%, or R$ 2,218 million, over the previous year. Consequently, the Return on Average Shareholders’ Equity (ROAE) reached 22.2%. The Return on Average Assets (ROAA) was 1.7% in the fiscal year of 2010.

Adjusted Net Income in 2009 was R$ 7,586 million with a decrease of 0.5% compared to 2008, due to the negative impact of economic retraction observed in 1st quarter of 2009.The Return on Average Shareholders’ Equity (ROAE) reached 20.3%. The Return on Average Assets (ROAA) was 1.6% in the fiscal year of 2009.

Below, we comment the substantial accounts that affected the results of the last three fiscal years:

•    Financial Margin

Financial margin in 2010 amounted to R$ 33,056 million, increasing by R$ 3,302 million in relation to 2009, or 11.1%, as a result of the following factors: a) an increase of R$ 4,297 million in results of remunerated operations, mostly derived from the increased credit results, which had been impacted by the increase volume of operations; and offset by: b) lower result obtained from “non-interest” margin in the amount of R$ 995 million, derived from lower treasury gains as a result of the return of internal and external marks to normality, which provided significant gains in 2009.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

In the comparison between the fiscal years of 2009 and 2008, financial margin improved by R$ 6,611 million, which corresponds to an increase of 28.6%, driven by the following factors: a) the increase of R$ 4,290 million in the result of interest-earning operations, basically due to the higher average business volume; and b) the increase in non-interest income of R$ 2,321 million, basically derived from higher treasury/securities gains.

•    Provision for Loan Losses

In 2010, Provision for Loan Losses amounted to R$ 8,703 million, decreasing by 24.2% in relation to the previous year, as a result of lower default and higher credit recovery, which increased by 57.9% in the period to R$ 2,677 million. Credit operations increased by 23.0% in the same period, showing that Bradesco credit portfolio increased with quality.

In the comparison between the fiscal years of 2009 and 2008, Provision for Loan Losses shows a variation of R$ 4,561 million, essentially due to the constitutions required to adjust provisioning levels in view of the weak economic performance, especially in the first six months of 2009, in addition to additional efforts in PDD resulting from rating revisions.

•     Income from Insurance, Private Pension Plans and Savings Bonds

Until December 2010, the income from Insurance, Private Pension Plans and Savings Bonds increased by 39.8% over the same period of the previous year. That increase was due to the performance of Saving Bonds, Car, Health and Life products.

It should be highlighted that, with respect to the adjusted net income for 2010 compared to the same period of 2009, the Insurance Group recorded an expansion of 16.3%, reaching in 2010 R$ 2,904 million, derived from the following factors: (i) 18.0% increase in sales; (ii) improved financial income; and (iii) 2.6% fall in casualties.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

The Insurance Group’s technical provisions represented 30.6% of the insurance industry in November 2010, according to Susep and the National Supplementary Health Agency (ANS).

Book Net Income in fiscal year 2009 was R$ 2,723 billion (R$ 2,648 billion in 2008), with a Return on Equity of 27.1%.

Revenue in fiscal year 2009 was R$26.3 billion, an increase of 13.8% on the prior year. Meanwhile, Net Income was 2.8% higher than in 2008, due to: a) the better financial result, despite the reduction in interest rates; b) the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law No. 11,941/09 (REFIS); c) the higher equity income; which was partially offset by:

d) the constitution of the technical provisions described above; and e) the increase of 6% in the CSLL tax rate.

In November 2009, Net Income at Bradesco Insurance Group accounted for 36.5% of net income in Brazil’s entire insurance industry (Source: Insurance Superintendence – Susep). The Insurance Group’s technical provisions represented 31.8% of the insurance industry in November 2009, according to Susep and the National Supplementary Health Agency (ANS).

•    Fee and Commission Income

In 2010, Fee and Commission Income  increased by R$ 1,756 million, as a result, especially from: (a) the good performance of credit card segment derived from the increase of card/client base, revenues from Banco Ibi, and effects of changes in equity capital of Visavale and Cielo; (b) the increase of current account revenues, derived from the expansion of  operations and account holder base, which recorded a net increase of some 2.2 million new accounts in the period; (c) the increase of revenues from credit operations; (d) the increase of revenues from fund management; (e) the increase of revenues from collections and taxes; and (f) the increase of revenues from consortium management.

In the comparison between the fiscal years of 2009 and 2008, fee and commission income presented an increase of R$ 872 million, mainly due to the growth in credit card operations and the strong performance of underwriting operations, as well as by the larger business and client base, which expanded some 4.0% over the last 12 months.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•    Personnel Expenses

In the comparison of the fiscal years of 2010 and 2009, there was an increase of R$ 1,335 million principally explained by: a) the amount of R$ 900 million in “structural” portion related to: (i) increase of wage levels; and (ii) net staff increase of 7,574 employees; and (iii) incorporation of Banco Ibi occurred in November 2009; and b) the “non-structural” portion in the amount of R$ 435 million, basically derived from: (i) higher expenses related to profit sharing by officers and employees (PLR); and (ii) higher expenses related to provision for labor proceedings.

In the comparison of the fiscal years of 2009 and 2008, there was an increase of R$ 577 million principally explained by: a) the R$ 505 million in “structural” expenses, which were basically related to higher expenses with share-based compensation and charges; and b) R$ 72 million in "non-structural expenses”, which was basically due to the build in the provision for employee profit sharing (PLR).

•    Administrative Expenses

The comparison between the year of 2010 and the year of 2009 shows that the 21.5% increase is basically due to: (i) the impact of incorporation of Banco Ibi occurred in November 2009 (should this effect have been excluded, administrative expenses would have increased by 15.6%); (ii) higher costs of advertising  and  publicity  in  2010,  as in  2009  that  expense recorded a significant reduction in relation to its history; (iii) increase of volume of business and services; (iv) increase of variable expenses associated with revenues (e.g., Bradesco Expresso and Banco Postal); (v) higher costs of legal advice, mainly related to credit recoveries that increased by 60% in 2010; and (vi) expansion of Customer Service Network by 10,307 outlets, including 174 branches, 368 PAB/PAE/PAA, 5,904 Bradesco Expresso, and other 3,861 other facilities totaling 54,884 customer service outlets on December 31, 2010.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

In 2009, in comparison with the fiscal year of 2008, administrative expenses presented an increase of R$ 1,186 million, mainly due to the expansion in the Customer Service Network, the higher business volume and the expansion in the client base.

•    Tax Expenses

The comparison between the year of 2010 and the year of 2009 shows that tax expenses increased by R$ 585 million, which was basically an effect from increased expenses related to ISS/PIS/Cofins derived from increased tax revenues, especially the financial margin and revenues from services provided.

In 2009, presented an evolution of R$ 305 million compared to the fiscal year of 2008, mainly derived from the higher expenses with PIS/Cofins taxes due to an increase of taxable revenue from the higher financial margin and fee  and  commission  income  in  the  period.

•    Other Operating Income and Expenses

In 2010, the increase of other operating expenses net of other operating income, in the amount of R$ 433 million, derives mainly from higher expenses related to: (i) constitution of operating provisions, with emphasis on civil contingencies; (ii) premium amortization; and (iii) operating expenses incurred with the incorporation of Banco Ibi in November 2009.

In the comparison between the fiscal years of 2009 and 2008, the increase in operating expenses net of other operating income of R$ 645 million basically results from the builds in operating provisions and premium amortization.

b)        Variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

c)        Impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income

During periods of high interest rates, our interest income increases due to increasing interest rates on our interest-earning assets. At the same time, our interest expense increases as interest rates on our interest-bearing liabilities also increase. Changes in the volumes of our interest-earning assets and interest-bearing liabilities also affect our interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

In addition, when the real depreciates, we incur (i) losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans, as the income from such assets as measured in reais increases. Conversely, when the real appreciates, as was the case from 2003 to 2007, we incur (i) losses on our assets denominated in, or indexed to foreign currencies and (ii) gains in our liabilities denominated in, or indexed to, foreign currencies.

In 2010, the interest income growth 15.8% compared to 2009, from R$27,288 million in 2009 to R$31,525 million in 2010. The increase of R$4,297 million in interest income, primarily reflects the growth in the volume of operations, due to the fact that the interest rate (CDI) remained practically stable, decreasing 0.1 p.p., from 9.9% in 2009 to 9.8% in 2010.

In 2009, the interest income growth 18.7% compared to 2008, from R$22,938 million in 2008 to R$27,228 million in 2009. The increase in interest income was, basically, due to the growth of in the volume of operations.

10.3. The Board should comment on the significant effects eventually caused or expected to cause to the issuer’s financial statements and results:

a)         Introduction or disposal of operational segment

During the period there was no release or disposal of operational segment, however, we highlight the participation of the acquisition of the entire capital of Ibi Services S. de R.L. Mexico (Ibi Mexico) and RFS Human Management S. of R.L, discussed on item 10.3 b.

b)         Constitution, acquisition or sale of equity

In Bradesco Organization, the following significant events that marked the period stand out:

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•           On February 11, 2010, Bradesco, Banco do Brasil and Banco Santander (Brasil) signed a Memorandum of Understanding to allow the consolidation of operations carried out in their respective Automated Teller Machine Networks like those installed in airports, gas stations, supermarkets, shopping centers, drugstores and bus terminals. The operation, the successful pilot activity of which occurred on November 25 2010, is expected to provide a significant increase of Network availability and capillarity, including efficiency gains over its current form of individualized use;

•               On April 23, 2010, Bradesco submitted to Santander Group Spain a proposal to purchase part of its shares issued by Cielo S.A., corresponding to 2.09% of the capital stock, for the amount of R$ 431.7 million, and shares issued by Companhia Brasileira de Soluções e Serviços – CBSS, corresponding to 10.67% of the capital stock for the amount of R$ 141.4 million, being that operation completed on July 13, 2010 was approved by the relevant authorities. On January 24, 2011, the Bank acquired from Visa International Service Association shares issued by CBSS, corresponding to 5.01% of the capital stock, for a total of R$85.8 million. The transaction is pending approval by the proper authorities.Upon such acquisitions, Bradesco participation in Cielo and CBSS increased to 28.65% and 50%, respectively, thus increasing its participation in the card market;

•           On April 27, 2010, a Memorandum of Understanding was signed by Bradesco and Banco do Brasil to make a partnership to administer a Brazilian credit card, debit card, and prepaid card brand for account holders and non-account holders, known as Elo, which will include, among other activities, the development of new business for private label cards. Further, on August 9, a Memorandum of Understanding was signed with Caixa Econômica Federal, which joined the partnership;

•           On June 2, 2010, the acquisition of the whole capital stock of Ibi Services S. de R.L. Mexico (Ibi Mexico) and RFS Human Management S. de R.L., a company controlled by Ibi México, was completed for the approximate amount of R$ 297.6 million. The deal includes a partnership with C&A Mexico S. de R.L. (C&A Mexico) to jointly sell, on an exclusive basis and for a period of 20 years, financial products and services through the stores of the C&A México chain;

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•           On August 19, 2010, Bradesco Seguros and ZNT Empreendimentos e OdontoPrev signed a Memorandum of Understanding with BB Seguros to make a strategic partnership for the development and commercialization of dentistry products; and

•           On September 2, 2010, Bradesco, jointly with its controlled company CPM Braxis S.A. and its other shareholders entered into an agreement with Capgemini S.A., under which Capgemini acquired 55% of shares issued by CPM Braxis and became its controlling company.

In 2010, these transactions did not significantly impact our financial statements.  We believe that each transaction mentioned above, related to assets and liabilities, will increase our revenues, expenses and future results.

The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance.

c)         Unusual event or operations

In the first table shown in item 10.2a) we highlight the extraordinary events that impacted results in 2010, 2009 and 2008.

10.4. The Board should comment on:

a)        significant changes in accounting practices

b)        significant effects of changes in accounting practices

In line with our process of compliance with international accounting standards, some regulations and their interpretations have been issued by the Accounting Decision Committee (CPC), which shall apply to financial institutions only when approved by CMN.

Accounting decisions already approved include:

•   Resolution No. 3,566/08 – Impairment (CPC 01);

•   Resolution No. 3,604/08 – Cash Flow Statement (CPC 03);

•   Resolution No. 3,750/09 – Disclosure on Related Parties (CPC 05); and

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•   Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25).

Currently it is not possible to estimate when Bacen will approve other CPC accounting decisions or whether their application will be prospective or retrospective. Therefore, it is not yet possible to quantity the accounting impacts of the application of such decisions to Bradesco financial statements.

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 established that financial and other institutions authorized to operate by Bacen, which have been incorporated as a public corporation or are required to establish an Audit Committee, shall prepare every year, starting on December 31, 2010, and publish not more than 90 days after the baseline date of December 31 their consolidated financial statements in conformity with international accounting standards (IFRS), after the international decisions issued by IASB – International Accounting Standards Board. Bacen Circular Letter No. 3,516/10 extended the period for publication of IFRS Financial Statements related to 2010 to 120 days. As such, Bradesco is at the stage of evaluating the accounting effects of transition to IFRS, and is expected to complete that process within the period established by Bacen.

In that process, main adjustments identified in accounting practices used by Bradesco and described in the explanatory note 2 (BR GAAP), as compared to IFRS include:

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Description	BR GAAP	IFRS
Consolidation of exclusive investment funds	They are not consolidated, according to Bacen resolutions.	They will be consolidated.
Pension Plans	Provisions derived from liabilities related to benefit plans granted are not recognized, except for monthly current liabilities.	The Projected Credit Unit Method will be applied, and extraordinary gains and losses will be recognized over the remaining service provision period.
Business combinations

There is no specific decision on the matter. Only assets and liabilities recorded in the initial balance sheet of acquired entity will be recognized by the purchaser, while any gains or losses derived from acquisitions correspond to the difference between the amount paid by the purchaser and the book value of assets recorded by the acquired entity. Shares or debts issued as a form of payment of acquisition of entities are recorded for the issuance prices on the date of business combination. Goodwill from business combinations are paid in up to 20 years.

For acquisitions occurred as from September 1, 2008, identifiable assets and liabilities originated from business combinations will be recognized for their fair value. Shares issued by the Bank upon the acquisition of business combination will be recognized for their fair value on the control transfer date. Other assets delivered as a form of payment will also be evaluated for their fair price. Goodwill recognized in a business combination will be tested every year for the purposes of determination of the recoverable amount, as required by IAS 38 – “Intangible Assets.”

Fair value adjustment of derivative financial instruments

Derivative financial instruments contracted under a negotiation associated with a certain borrowing or investment operation shall not be required to be estimated for their fair value, provided that certain conditions are met, such as: (i) its negotiation or settlement separately from the associated operation is not allowed; (ii) in cases of accelerated payment of the associated operation, it should be for its fair value; and (iii) it is contracted for the same term and with the same counterparty of the association operation.

Such derivative financial instruments will be classified as negotiation instruments and recognized for their fair value in financial statements, where the respective changes to the fair value are recognized in the result, as required by IAS 39 – “Financial Instruments – Recognition and Measurement.”

Fair value adjustment of financial assets included in the portfolio of exclusive consolidated investment funds	Certain financial assets included in the portfolio of exclusive funds, which will be consolidated exclusively for IFRS purposes, have been classified as “held to maturity.”

Such financial instruments have been included in the “available for sale” category, according to exemptions allowed for transitions in IFRS 1, taking into account that, for BR GAAP purposes, according to Susep Circular Letter No. 379/08, financial instruments included in “held to maturity” category may be sold upon the simultaneous acquisition of new securities of the same nature for a longer term of payment, in an amount at least equal to that of sold securities. This way, fair value adjustment of such financial instruments will be recognized in a reserve account in the shareholder’s equity – “Comprehensive accumulated income” net of tax effects.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Description	BR GAAP	IFRS
Fair value adjustment of financial assets – equity securities	Certain investments in shares of companies where the Bank has no influence on their management have been classified in permanent assets for their historical acquisition cost.

Because of the absence of influence on the management, such participation in shares will be classified under “available for sale” category and evaluated for the fair value on the date of transition to IFRS, being the respective gain or loss recognized in a reserve account in shareholder’s equity – “Comprehensive accumulated income” net of any tax effects.

Hedge accounting reversal

Certain derivative financial instruments have been designated as protection instruments and classified as cash flow hedge, where the effective portion of valuations and devaluations was recorded in a separated account in shareholder’s equity , net of tax effects, and the non-effective portion was recorded on income.

Such financial instruments shall not be classified as hedge, as they are not eligible to be recorded as hedge according to IAS 39; this way, the effective portion recorded in shareholders´ equity under BR GAAP will be reversed against accumulated income on the transition date.

Deferment of financial service fees and direct costs

For certain financial assets, especially loans and advances to customers, the fee charged for financial services is recognized, as well as the portion of direct costs related to result at the time of origination of such financial assets. Direct costs related to commissions paid to shopkeepers and dealers are recorded in the account Other Assets – Deferred Expenses, and recognized on income for the term of respective contracts.

Financial service fees and direct costs related to the origination of such financial assets will be deferred and recognized as adjustment to the effective interest rate. Direct costs related to commissions paid to shopkeepers and dealers are part of the effective interest rate and will be recorded in the accounts of loans and advances to customers.

Reversal of equity in the earnings of unconsolidated companies recognized in investments in affiliates	Usually those companies where the organization has participation lower than 50% of total capital stock are considered affiliates.

Affiliates are represented by participations where Bradesco Organization has a significant influence, that is, the power of participating in decisions on financial and operational policies of an affiliate.

Provision for financial guarantees given to third parties	Financial guarantees to third parties are controlled in memorandum accounts. Fees charged for the issuance of such guarantees will be recognized on income over the period of such guarantees.

According to IAS 39, after the initial recognition of such guarantees for their fair value, such operations will be estimated for: (i) the value initially recognized as the result of future corporate years and, as appropriate, deducted of the accumulated amortization according to IAS 18; and (ii) the estimated value of cost required to settle the guarantee in cases where the Management understands that the outflow of funds is likely, according to IAS 37, whichever is higher.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Description	BR GAAP	IFRS
Impairment losses of loans and advances to customers and financial institutions

Based on the analysis of risks of consummation of credit operations in an amount considered sufficient to cover eventual losses, according to requirements established by CMN Resolution No. 2,682, of 12/21/1999, which considers specific statutory parameters.

It will be based on the history of losses and other information known at the time of evaluation of Bank customers.
Active deferred taxes – social contribution

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, social contribution is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies (up to April 30, 2008, this rate was 9% for all companies and for fiscal year 2008 it was calculated pursuant to specific rules issued by the tax authorities).

Tax credits brought forward from previous periods, resulting from the increase of the social contribution rate to 15% were recorded in BR GAAP up to the limit of the corresponding consolidated tax liabilities.

Active deferred tax credits will be reevaluated on the basis of the rate by which the organization expects to realize the assets, that is, the prevailing rate of 15%.
Minority interest in subsidiaries companies	Balance of minority interest in subsidiaries companies is classified separately in liabilities, between the group of deferred income accounts and the shareholder’s equity.	Balance of minority interest in subsidiaries companies is an integral part of shareholder’s equity, according to IAS 27.
Comprehensive state of income	The comprehensive statement of income is not required.

The comprehensive statement of income is required and comprises all net income components and “other comprehensive results,” represented by other amounts included in shareholders’ equity other than transactions by partners. Examples of “other comprehensive results” include the reevaluation reserve, actuarial gains and losses from benefit plans, gains and losses from the conversion of financial statements of an operation abroad, gains and losses from the evaluation of financial assets available for sale, and gains and losses from hedge instruments in cash flow hedge.

Deferred income tax and social contribution on IFRS adjustments	-	Deferred income tax will be recorded on the differences between BR GAAP and IFRS, as applicable.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

On December 28, 2007, Law No. 11,638/07 was enacted, which changes the Corporation Law with respect to accounting practices adopted in Brazil, as from the corporate year ended on December 31, 2008.

According to the new Law, the issuance of accounting regulations by CVM for public companies should comply with the international standards.

We highlight below the accounting practices changed by the new Law:

•     Permanent assets is now part of “Intangible” group and formally includes the rights related to immaterial goods for the company maintenance or exercised for that purpose, including goodwill acquired from consolidated/incorporated companies;

•     Fixed assets now includes the goods resulting from operations where there is transfer of benefits, control and risk, regardless of ownership transfer;

•     Deferred assets is now restricted to pre-operating expenses and incremental reorganization costs;

•     The parameter for evaluation of investments in affiliates by the equity method is changed, by applying that method to all affiliated where the investor has a significant influence. A significant influence is assumed when participation accounts is 20% or more of voting capital (formerly, the percentage was on total capital stock);

•     Creation of a new subgroup in shareholders’ equity named “Equity Evaluation Adjustment,” intended to record the counterpart of foreign exchange variation of corporate investments abroad, when the beneficiary’s functional currency is different from the controlling company’s, and the counterpart of increases or decreases of value assigned to assets and liabilities items as a result of their evaluation at market price. Because investments held by Banco Bradesco and controlled companies have substantially the same functional currency of Bradesco, this change required no adjustments;

•     Introduction of the concept of Adjustment to Present Value for long-term assets and liabilities and significant short-term operations. As established by the explanatory note to CVM Directive No. 469, the objective of that change is not to eliminate the presence of an expectation of future income or charge embedded in monetary assets and liabilities, but the need of obtaining values representative of the operation time;

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•     Operations made by Bradesco and its controlled companies are already presented for their values prevailing at the time they were made, as fixed-interest asset and liability operations have been adjusted to the present value by the existence of income and expenses to appropriate, which adjust such operations to values that would obtained at their realization if they were demand operations, as well as for credits and obligations subject to post-fixed variations and are realized for their demand value, the respective values of which are periodically adjusted by operation rates. This way, the Adjustment to Present Value for long-term assets and liabilities, as well as for short-term operations, have not required any adjustments by Bradesco and its controlled companies;

•     Requirement of periodic analysis to determine the level of recovery of amounts recorded in fixed, intangible and deferred assets. The management performed an analysis and amounts recorded on December 31, 2008 in such accounts had no significant adjustments;

•     Change in treatment of fiscal incentives, which now pass by profit and loss account, thus allowing their destination to profit reserves – tax incentive reserve excluded from the base of minimum mandatory dividends. Banco Bradesco and its controlled companies have no specific regime with any type of tax incentive, and like any other company, they have the possibility of direct part of their income tax liabilities to the acquisition of shares of companies located in regions benefiting of governmental incentives, provided that the balance outstanding in tax incentive reserve account in the shareholder's equity was constituted before the effectiveness of Law No. 11,638/07; and

•     Initial record of funds from third parties, which are classified in current liabilities, must evidence the net amounts received and available for use, while the incremental costs incurred in such funding should be recorded as an adjustment of current liabilities. All financial charges, such as interest, monetary and foreign exchange variations, and incremental funding costs should be appropriated to income  according to the operation term and based on the concept of internal return rate.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•     Bradesco already defers costs related to funding operations and appropriate such values to income according to the operation term. Pursuant to Law No. 11.638/07, such costs to be appropriated are being recorded against liabilities, and were formerly recorded as deferred expenses.

c)        Restrictions and emphases in the auditor’s opinion

There were no restrictions or emphases in the auditor’s opinion.

10.5. The Board should indicate and comment on critical accounting policies adopted by the issuer, in particular the management’s accounting estimates of uncertain issues that are important for the description of financial conditions and results and require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, private pension plans, adjustments of conversion into foreign currency, costs of environmental recovery, criteria for impairment test, and financial instruments.

•     Critical Accounting Policies

Bradesco has disclosed risk factors and critical accounting policies under the best international practices of transparency and corporate governance and the financial statements prepared in accordance with US GAAP, when referring to possible political and economic conditions in domestic and international markets which can directly affect daily operations and, as a result, the Bank´s financial condition.

Bradesco results are susceptible to accounting policies, assumptions and estimates. It is the Management’s responsibility to adopt adequate accounting policies, in addition to make judgments and estimates that are reasonable and prudent for the preparation of financial statements.

In terms of materiality, the following items describe the accounting policies that are considered critical, as well as the areas that require a better judgment and estimate or involve a high complexity level and are likely to affect our financial conditions and the results of our operations. Accounting estimates made in such a context force us to make assumptions about uncertain matters. In each case, if we had made other estimates or if changes in estimates occurred every period, this could have a significant impact on our financial conditions or the result of our operations.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•     Allowance for loan losses

The allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

At the end of each period, allowance for loan losses is adjusted on the basis on an analysis of our portfolio, including the estimate of losses from credit operations and leasing and other operations with credit characteristics.

Determination of the amount of allowance for loan losses, by its nature requires us to make judgments and assumptions about our portfolios, both individually and for specific product portfolios. Upon reviewing the portfolio as a whole, several factors are likely to affect the estimate of possible scope of losses, including the methodology adopted to evaluate historical default rates and the historical period to be considered for that evaluation. Additional factors likely to affect our determination of allowance for loan losses include:

•   general Brazilian economic conditions, and conditions of the relevant sector;

•   previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•   credit quality trends;

•   value of guarantees of an operation;

•   volume, composition and growth of our portfolio;

•  monetary policy of the Brazilian government; and

•  any delays in the receipt of information necessary to evaluate the operations or confirm the deterioration of existing credit.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

We usually adopt models that help us to analyze our portfolios and determine the necessary provisions for losses. We apply statistical loss factors and other risk indicators for group of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio and calculate the models. Although our models are frequently reviewed and improved, they are, by their nature, dependant on our judgment of information/forecasts that we receive. In addition, volatility of Brazilian economy may bring a greater uncertainty to our models than would be otherwise expected in more stable macroeconomic environment. Consequently, our allowance for loan losses may not be an indication of real future losses.

Process to determine the level of allowance for loan losses requires a high level of judgment. It is possible that others, upon considering the same information, may eventually draw reasonably different conclusions.

•     Securities and derivatives classification

Securities and derivatives classification comprises three categories: trading, available-for-sale, and held-to-maturity. This classification is based on the Management intent, on the date of acquisition of securities, to keep or trade such securities. Accounting treatment of securities in our possession will depend on our classification at their respective acquisition.

Possible transformations may modify our strategy with respect to a specific security, which will require a transfer among the three categories.

•     Securities and derivatives evaluation

Financial instruments recorded for the fair value in our financial statements basically include those securities classified as: trading, available-for-sale and other tradable assets, including derivatives. The fair value is defined as the value for which a position could be closed or short in a transaction with a knowledgeable party willing to negotiate without any advantages.

We usually estimate the fair value using prices quoted in the market, as available. We note that that value may be affected by the volume of traded securities, and fail to reflect the “control premiums” derived from agreements with shareholders who maintain significant investments. However, the Management believes that quoted market prices are the best indicators of the fair value.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

At fair value determination, when quoted market prices are not available, the Management makes a judgment, as the models depend on that judgment on the weight to be assigned to different factors and quality of information received. Factors used in such models include dealers’ quotations, pricing models, prices of instruments with similar characteristics, and discounted cash flows. Pricing based on models also uses information on interest rates, foreign exchange rates, and option volatility, if significant and available. For example, reliable market data when estimating the impact of maintaining a strong position are generally limited. Likewise, we use our judgment to estimate prices when there are no external parameters. If we make incorrect assumptions, or the actual model makes incorrect correlations or assumptions, the amount of income or loss recorded for a specific asset or liability will likely be inadequate. Judgment should also determine whether a fall of the fair value to below the updated cost of a security held to maturity or a security available for sale is not temporary, in a way that would allow us to recognize a devaluation of the updated cost and consider that reduction as an expense. At evaluation, is a devaluation is not temporary, the Management will decide which historical period should be considered and how serious a loss can be.

Such evaluation methods may lead Bradesco to different results, should such models, assumptions or estimates be inaccurate.

•     Income tax

Determining the amount of our income tax is complex, and our evaluation is related to the analysis of our deferred fiscal assets and liabilities and payable income tax. In general, our evaluation requires us to estimate the future values of deferred fiscal assets and payable income tax. Our evaluation of the potential realization of a deferred fiscal asset is subjective and involves estimates and assumptions that are uncertain at their origin. Realization of deferred fiscal assets is subject to changes to future tax rates and the development of our tax planning strategies. Support to our estimates and assumptions may change over the time, as a result of unforeseen events or circumstances affecting our determination of the amount of our fiscal obligations.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the estimates and assumptions of our analysis of the possible realization of deferred fiscal assets.

A significant judgment is required for determining the probability of an income tax position be maintained upon an examination, even after the result of any relevant legal or administrative proceedings, based on technical merits. An additional judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

•      Impairment

The book value of securities classified as available-for-sale and held-to-maturity and non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income statement for the year if the book value of an asset or its cash-generating unit exceeds its recoverable value.

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

•      Technical provisions for insurance

Technical provisions for insurance (reserves) are liabilities that represent the estimated amounts that will be due at a certain time in the future to our policy holders. Future benefits of policies and claims include reserves for group and individual life insurances, health insurance and casualty insurance, among others. Such benefits are based on hypotheses of mortality, disability, loss of validity, investment performance, inflation and expenses. Such hypotheses are based on our experience and are periodically reviewed to the industry standards, with the objective to ensuring the actuarial credibility. For long-term insurance agreements, when the hypotheses in a specific policy or group of policies are fulfilled, they will not be changed during the validity time of the policy. However, significant changes to experience or hypotheses may require us to make a provision for future losses expected for a certain product, and make provisions for premium shortage. Provisions for premium shortage may also be established in short-term agreements to anticipate expected future losses. Benefits and claims under future policies also include reserves for health and disability claims incurred but not reported, and life insurance. We recognize claims in the period when the service was provided to our policy holders. However, costs of claims incurred in a specific period will not be clearly recognized until we receive, process and pay such claims. We determine the liability amount through actuarial methods based on history of claim payments to determine our estimate of claim liabilities. Methods to determine such estimates and establish the technical provisions are reviewed and updated on a regular basis. Resulting adjustments are recognized in income of the relevant period.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

•     Provisions for contingent liabilities

To estimate contingent liabilities, we make provisions taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability.

The contingent liabilities classified as possible losses are not recognized in the financial statements, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision or disclosure.

We continuously monitor the legal proceedings underway to evaluate, among other things: (i) their nature and complexity; (ii) development of such proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar litigations. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a) the probability of loss derived from claims occurred on or before the date of financial statements, which we identified after that date but before the date of publication; and

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

b) the need of disclosing the claims or events occurring after the date of financial statements, but before their publication.

•     Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for loss, when deemed appropriate. The liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

10.6. With respect to internal controls adopted to ensure the preparation of reliable financial statements, the Board should comment on:

a)        the level of efficiency of such controls, indicating eventual deficiencies and actions taken to correct them.

•     Internal controls and compliance

Based on a policy defined and approved by the Board of Directors, the Organization also maintains up-to-date all components of the internal controls system in order to mitigate the potential losses caused by its risk exposure and to strengthen its corporate governance processes and procedures. The structure of the staff, with their absolute dedication, combined with the investments in technology and training and retraining of personnel, confirms that Bradesco’s Management of internal controls and compliance is effective, complies with the regulatory requirements and is aligned with international standards.

Flows of processes, systems and controls in the Organization are continuously reevaluated and tested. The effort enjoys the full involvement of the Bank’s various areas, the Internal Controls and Compliance Committee and the Audit Committee, and generates reports that are submitted to the Board of Directors. This process is in line with the principal control frameworks, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Control Objectives for Information and Related Technology (COBIT), which encompass the business and technology aspects, respectively, and also complies with the requirements of the Public Company Accounting Oversight Board (PCAOB) and of Section 404 of the Sarbanes-Oxley Act in the United States.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

In compliance with that law, the report certifying the adequacy of internal controls, together with the Financial Statements under US GAAP was filed with the Securities and Exchange Commission – SEC in June 2010,

For the certification for fiscal year 2010, based on the evaluation of control design and tests conducted by Management have not identified so far any deficiencies that could jeopardize certification of the internal controls.

It is important to highlight the benefits at the corporate level from complying with above-cited Law, which include disseminating the importance of a culture of control, improvements in the quality of operating and administrative processes, the robustness of the associated controls and improvements in requirements aimed at maintaining corporate governance best practices.

b)        Deficiencies and recommendations on internal controls included in the independent auditor’s report

Considering our knowledge, as well as, the work carried out by the independent auditors to evaluate our internal control structure, for the purpose of ensuring that the financial statements of the Bradesco Organization are fairly presented in accordance with accounting practices adopted in Brazil, we are not aware of any issues that could have a material effect on our financial statements.

10.7. Should the issuer have made a public offering for distribution of securities, the Board should comment on:

a)        how funds derived from that offering were used

b)        whether there were important deviations of the effective application of funds from the proposed application disclosed in leaflets on that distribution

c)        if deviations occurred, the reasons for such deviations.

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

There was no public offering for distribution of securities in the period.

10.8. The Board should describe the significant items that are not included in the issuer’s financial statements, indicating:

a)        assets and liabilities directly or indirectly held by the issuer, which are not included in the balance sheet (off-balance sheet items), such as: i) asset and liability operational leasing; ii) portfolios of written-off accounts receivable for which the entity has risks and responsibilities, indicating the respective liabilities; iii) forward purchase and sale agreements for products and services; iv) uncompleted construction contracts; v) contracts of future receipt of financing;

b)        other items not shown in the financial statements.

There were no significant items not included in the financial statements.

10.9. Which regard to each of items not included in the financial statements and indicated in item 10.8, the Board should comment on:

a)        how such items change or may eventually change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

b)        nature and purpose of operation

c)        nature and amount of liabilities and rights generated for the issuer under the operation

There were no significant items not included in the financial statements.

10.10. The Board should indicate and comment on the main components of the issuer’s business plan, addressing specifically the following topics:

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

a)        Investments, including: i) quantitative and qualitative description of investments in progress or expected; ii) sources of financing of investments; iii) existing disinvestments in progress or expected;

In 2010. Bradesco maintained the expansion of its customer service network and investments by opening 536 new branches, PAAs and PABs (secondary branches), in totaling 6,551 outlets. 5,904 Bradesco Expresso units were implanted, totaling a network of 26,104 bank correspondent outlets.

•     Investments in Infrastructure, Information Technology and Telecommunication

IT Improvement Project started in 2003, with the objective of preparing the Bank TI for the next decades had 27 of its 28 works completed. Results already achieved by the project have provided a state-of-the-art, robust and fully restricted infrastructure, high-availability and high-performance data network, as well IT process modernization.

Most of the greatest work, that is, the construction of a new system architecture focused on services, is scheduled to be delivered in 2011, which will allow the Bank to significantly enjoy, as from 2012, most of expected benefits, including a faster support to Business Units and flexibility to withstand securely the Organization growth, by providing its customers with quality services and support.

•     2011

Investments in TI and Infrastructure scheduled for 2011 amount to some R$ 5 billion, or approximately 30% above the amount invested in 2010 (R$ 3.9 billion). We also highlight the scheduled opening of 183 branches.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

	R$ million
	2010	2009	2008
Infrastructure	716	630	667
Information Technology / Telecommunication	3,204	2,827	2,003
Total	3,920	3,457	2,670

Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009

b)        If already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisition of plants, equipment, patents or other assets likely to have any material influence on other assets have been disclosed,

c)        New products and services, indicating: i) description of ongoing researches already disclosed; ii) total expenses incurred by the issuer with researches for the development of new products or services; iii) projects at development stage and already disclosed; iv) total costs incurred by the issuer with the development of new products and services

There are no new significant products and services.

Board of Directors’ Proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid to be submitted to the resolution of Banco Bradesco S.A.’s shareholders at the Annual Shareholders’ Meeting to be held on March 10, 2011, at 5:00 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to examination and resolution, proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid, as follows:

Taking into account that the Company obtained during the year ended on December 31, 2010 the Net Income of R$10,021,672,680.96, we propose:

a)    to allocate as follows: R$501,083,634.05 to the “Profit Reserves – Legal Reserve”; R$6,151,845,760.08 to the “Profit Reserves – Statutory Reserve”; and R$3,368,743,286.83  for the payment of Interest on Shareholders’ Equity and Dividends, of which R$1,147,643,286.83 have already been paid and R$2,221,100,000.00 will be paid on February 18, 2011; and

b)   the ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid, in the amount of R$3,368,743,286.83, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2010 will not be proposed to the Shareholders’ Meeting, due to the fact that they have already been previously declared.

Cidade de Deus, Osasco, SP, February 8, 2011

Board of Directors

Lázaro de Mello Brandão                                - Chairman

Antônio Bornia                                                - Vice-Chairman

Mário da Silveira Teixeira Júnior

João Aguiar Alvarez

Denise Aguiar Alvarez

Luiz Carlos Trabuco Cappi

Carlos Alberto Rodrigues Guilherme

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 1,735 of the Bank, held on February 8, 2011, drawn up in the Company`s records.

Banco Bradesco S.A.

Arnaldo Alves Vieira               Domingos Figueiredo de Abreu

Further Information on the Board of Directors’ Proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid

Information pursuant Attachment 9-1-II od CVM Rule #481, as of 12.17.2009

Pursuant to Article 192 of Law #6,404/76, together with the year’s financial statements, the company’s management bodies shall present to the Annual Shareholders’ Meeting, pursuant to the provisions of Articles 193 to 203 and the Bylaws, a proposal for allocation of net income for the year.

Below, we present the comparative table containing the Company’s Management’s proposal for allocation of Net Income and ratification of the distribution of the amount of interest on shareholders’ equity and dividends already paid and to be paid for 2010, as well as the allocations for the 3 (three) previous years:

In R$ thousands

Description	Proposal 2010	Destinations			Obs.
		2009	2008	2007
Net Income for the Year	10,021,673	8,012,282	7,620,238	8,009,724
Legal Reserve	501,084	400,614	(*) 376,051	400,486	(a)
Statutory Reserves	6,151,846	4,893,586	4,452,492	4,786,442	(b)
Interest on Shareholders’ Equity	2,464,538	2,133,269	1,956,591	1,585,618	(c)
Dividends	904,205	584,813	735,885	1,237,178	(d)

(*)(7,620,238 – 99,219)*5%, in which R$7,620,238 thousand correspond to the Net Income and R$99,219 thousand refer to the adjust to previous periods referring to Law #11,638/07. Further information, see Note 35d regarding the Financial Statements of year 2008 available on Bradesco’s Investor Relations website.

(a)     Legal Reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law #6,404/76 and has the purpose of ensuring the integrity of the capital stock, and may be used only for offsetting losses or increase capital.

Out of the net income for the year, 5% (five percent) will be allocated, before any other allocation, to the recording of legal reserve, which shall not exceed 20% (twenty percent) of the capital stock.

Legal reserve may not be recorded in the fiscal year when the balance of such reserve, added by the amount related to capital reserves addressed by Paragraph 1 of Article 182, exceeds 30% (thirty percent) of the capital stock.

Further Information on the Board of Directors’ Proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid

(b)              Statutory Reserves

The Article 194 of Law #6,404/76 regulates the creation of statutory reserves. According to this legal provision, the company’s Bylaws may create reserves provided that, for each one, it:

-          indicates its purpose in a accurate and complete manner;

-          establishes the criteria to determine the annual portion of net income that will be allocated to its recording; and

-          establishes the reserve’s maximum limit.

Pursuant to the legislation, Article 31 of the Bylaws sets forth that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, and 100% (one hundred percent) may be allocated  to the Profit Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five percent) of the amount of the paid up capital stock.

In the event the Board of Executive Officers’ proposal for allocation of the net income for the fiscal year includes payment of dividends and/or interest on shareholders’ equity in an amount above the mandatory dividends established in Article 30, item III, of the Bylaws, and/or profit retention pursuant to Article 196 of Law #6,404/76, the net income balance for the purposes of recording of this reserve shall be determined after these allocations are fully deducted.

(c)      and (d) Interest on Shareholders’ Equity and Dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages given to common shares and, in compliance with the Company’s Bylaws, have priority for capital reimbursement and an additional 10% (ten percent) of interest on shareholders’ equity and/or dividends, pursuant to the provisions of paragraph 1, item II, of Article 17 of Law #6,404/76, with the new wording in Law #10,303/01.

According to the Company’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends, which together correspond to at least 30% of the net income for the year, adjusted in accordance with the Brazilian Corporation Law.

Further Information on the Board of Directors’ Proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid

The interest on shareholders’ equity is calculated based on shareholders’ equity accounts and limited to the variation of the long-term interest rate (TJLP), subject to the existence of profits calculated before the deduction hereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

Bradesco’s capital remuneration policy aims to distribute the interest on shareholders’ equity, at the maximum amount calculated pursuant to prevailing laws, which is included, net of Withholding Income Tax, in the calculation of mandatory dividends for the year provided for in the Company’s Bylaws. We clarify that the interest on shareholders’ equity and dividends declared by Bradesco are not updated.

The monthly Dividends, paid to shareholders in advance, in conformity to the System for Monthly Payment to Shareholders, in the amount of R$ 0.013219250 per common shares, and R$ 0.014541175 per preferred shares, did not change during 2010, since the last increase that took place at the Board of Directors’ Meeting of  January 20, 2009.

At a Special Shareholders’ Meeting held on June 10, 2010, the capital stock increase by R$2,000,000 thousand, from R$26,500,000 thousand to R$28,500,000 thousand was resolved. Capital was increased by means of the capitalization of part of the balance of "Profit Reserves - Statutory Reserves" account, as set forth in Article 169 of Law #6,404/76, with a 10% stock bonus, upon the issue of 342,040,948 new nominative, book-entry shares with no par value, out of which 171,020,483 are common shares and 171,020,465 are preferred shares, attributed free of charge to shareholders as bonuses at the ratio of one (1) new share to each ten (10) shares of the type of shares they hold, benefitting shareholders registered as such in the Bank’s records on July 13, 2010.

At a meeting of the Board of Directors held on June 28, 2010 it was approved the Board of Executive Officers’ proposal for the payment to shareholders of intermediary interest on shareholders’ equity related to the first half 2010, in the amount of R$ 0.155520588 (R$ 0.1321925 net of 15% Withholding Income Tax) per common shares and R$ 0.171072647 (R$ 0.14541175 net of 15% Withholding Income Tax) per preferred shares, whose payment was made on July 19, 2010.

At a meeting of the Board of Directors held on December 6, 2010, it was approved the Board of Executive Officers’ proposal for the payment to shareholders of complementary interest on shareholders’ equity related to year 2010, in the amount of R$ 1,906 million, out of which R$0.482461664 (R$0.410092414 -  net of 15% Withholding Income Tax) per common share and R$0.530707830 (R$0.451101656 net of 15% Withholding Income Tax) per preferred share, whose payment will be made on February 18,  2011.

Further Information on the Board of Directors’ Proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid

At a meeting of the Board of Executive Officers held on January 31, 2011, it was resolved to submit to the Board of Directors, at a meeting to be held on February 11, 2011, a proposal for the payment to the Company’s shareholders, as complement to the interest on shareholders’ equity and dividends related to year 2010, in the amount of R$ 315,100 thousand, out of which R$0.079771188 per common share and R$0.087748307 per preferred share, benefiting the shareholders that are registered in the Company’s records on February 11, 2011. The shares will be traded "ex-right" on dividends as from February 14, 2011. In case the proposal is approved, the payment will be made on February 18, 2011, by the declared amount, with no Withholding Income Tax.

On the tables below, we demonstrate the Interest on Shareholders’ Equity and Dividends paid and provisioned related to the year 2010, to be ratified at the Annual Shareholders’ Meeting as of March 10, 2011, as well as we present the tables, as to compare, referring to the 3 (three) previous years (amounts in R$ thousands):

	Per share (gross)		Gross paid/provisioned amount	Withholding Income Tax	Net paid/provisioned amount
Year 2010	Common	Preferred		(15%)
Complementary Interest on shareholders’ equity (to be paid on 2.18.2011)	0.482462	0.530708	1,906,000	285,900	1,620,100
Intermediary Interest on shareholders’ equity (paid on 7.19.2010)	0.155520	0.171072	558,538	83,781	474,757
Monthly Dividends (*)	0.158631	0.174494	589,105	-	589,105
Complementary Dividends (to be paid on 2.18.2011)	0.079771	0.087748	315,100	-	315,100
Total accrued on 12.31.2010	0.876384	0.964022	3,368,743	369,681	2,999,062

	Per share (gross)		Gross paid/provisioned amount	Withholding Income Tax	Net paid/provisioned amount
Year 2009	Common	Preferred		(15%)
Complementary Interest on shareholders’ equity (to be paid on 3.9.2010)	0.499755	0.549731	1,632,000	244,800	1,387,200
Intermediary Interest on shareholders’ equity (paid on 7.20.2009)	0.155521	0.171073	501,269	75,190	426,079
Monthly Dividends (*)	0.157429	0.173172	507,818	-	507,818
Complementary Dividends (to be paid on 3.9.2010)	0.021439	0.023582	76,995	-	76,995
Total accrued on 12.31.2009	0.834144	0.917558	2,718,082	319,990	2,398,092

Further Information on the Board of Directors’ Proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid

	Per share (gross)		Gross paid/provisioned amount	Withholding Income Tax	Net paid/provisioned amount
Year 2008	Common	Preferred		(15%)
Monthly Interest on shareholders’ equity (*)	0.036053	0.039658	114,598	17,190	97,408
Complementary Interest on shareholders’ equity (paid on 3.9.2009)	0.571482	0.628631	1,841,993	276,299	1,565,694
Monthly Dividends (*)	0.228333	0.251166	348,540	-	348,540
Intermediary Dividends (paid on 7.21.2008)	0.120175	0.132193	387,345	-	387,345
Total accrued on 12.31.2008	0.956043	1.051648	2,692,476	293,489	2,398,987

	Per share (gross)		Gross paid/provisioned amount	Withholding Income Tax	Net paid/provisioned amount
Year 2007	Common	Preferred		(15%)
Monthly Interest on shareholders’ equity (*)	0.213038	0.234341	447,468	67,120	380,348
Complementary Interest on shareholders’ equity (paid on 3.17.2008)	0.536963	0.590659	1,138,150	170,723	967,427
Intermediary Dividends (paid on 7.23.2007)	0.153223	0.168545	321,978	-	321,978
Complementary dividends (paid on 3.17.2008)	0.401978	0.442176	850,000	-	850,000
Complementary Dividends (paid on 3.17.2008)	0.030760	0.033836	65,200	-	65,200
Total accrued on 12.31.2007	1.335962	1.469557	2,822,796	237,843	2,584,953

(*) The monthly interest/dividends were paid on the first business day following the day on which they were declared.

On the tables below, we demonstrate the calculation of Interest on Shareholders’ Equity and Dividends related to the year 2010, as well as we present, as to compare, referring to the 3 (three) previous years:

Year 2010	R$ thousand	% (1)
Net Income for the year	10,021,673
(-) Legal Reserve	(501,084)
Adjusted Calculation Basis	9,520,589
Interest on Shareholders’ Equity (gross) - paid and to pay	2,464,538
Withholding income tax on interest on shareholders’ equity	(369,681)
Interest on Shareholders’ Equity (net)	2,094,857
Paid and provisioned monthly Dividends	904,205
Interest on Shareholders’ Equity (net) and dividends accrued for 2010	2,999,062	31.50%
Interest on Shareholders’ Equity (net) and dividends accrued for 2009	2,398,092	31.51%

Year 2009	R$ thousand	% (1)
Net Income for the year	8,012,282
(-) Legal Reserve	(400,614)
Adjusted Calculation Basis	7,611,668
Interest on Shareholders’ Equity (gross) – paid and to pay	2,133,269
Withholding income tax on interest on shareholders’ equity	(319,990)
Interest on Shareholders’ Equity (net)	1,813,279
Paid and provisioned monthly dividends	584,813
Interest on Shareholders’ Equity (net) and Dividends accrued for 2009	2,398,092	31.51%
Interest on Shareholders’ Equity (net) and Dividends accrued for 2008	2,398,987	33.12%

Further Information on the Board of Directors’ Proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid

Year 2008	R$ thousand	% (1)
Net Income for the year	7,620,238
(-) Legal Reserve	(376,051)
Adjusted Calculation Basis	7,244,187
Interest on Shareholders’ Equity (gross)	1,956,591
Withholding income tax on interest on shareholders’ equity	(293,489)
Interest on Shareholders’ Equity (net)	1,663,102
Paid and provisioned monthly dividends	735,885
Interest on Shareholders’ Equity (net) and Dividends accrued for 2008	2,398,987	33.12%
Interest on Shareholders’ Equity (net) and Dividends accrued for 2007	2,584,953	31.50%

Year 2007	R$ thousand	% (1)
Adjusted Net Income for the year (Goodwill Amortization)	8,638,402
(-) Legal Reserve	(431,920)
Adjusted Calculation Basis	8,206,482
Interest on Shareholders’ Equity (gross)	1,585,618
Withholding income tax on interest on shareholders’ equity	(237,843)
Interest on Shareholders’ Equity (net)	1,347,775
Paid and provisioned monthly dividends	1,237,178
Interest on Shareholders’ Equity (net) and Dividends accrued for 2007	2,584,953	31.50%
Interest on Shareholders’ Equity (net) and Dividends accrued for 2006	1,929,385	31.51%

(1)       In relation to the Adjusted Calculation Basis

Proposals of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors and Fiscal Council’s members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 10, 2011, at 5 p.m.

Dear Shareholders,

The Parent Companies of Banco  Bradesco  S.A., Cidade de Deus – Companhia Comercial de Participações and Fundação Bradesco, both represented by the Chief Executive Officer, hereby submit, to examination and resolution, proposals to elect the Board of Directors and Fiscal Council’s members, as follows:

1.        Board of Directors’ Members

Pursuant to Article 8 of the Company’s Bylaws, the Board of Directors comprises 6 (six) to 9 (nine) members, all serving a 1 (one) year term.

Considering the provisions of CVM Rules # 165, of December 11, 1991, and # 282, of June 26, 1998, in order to request the adoption of the multiple vote process for the election of the members of the Company’s Board of Directors, the petitioning Shareholders shall represent a minimum of five 5% (five percent) of the voting capital, provided they make said request in writing to the Company, at least 48 hours before the date of the Shareholders’ Meeting.

Voting by means of the multiple vote process shall be done by granting to each share the amount of votes as there are members of the Board of Directors to elect, and shareholder may cast all their votes in a single candidate or distribute them among several candidates. In this process, candidates shall be nominated and elected individually, with the respective names registered with the Presiding Board.

Related to the election of the Members of the Board of Directors, the aforementioned controlling shareholders propose to reelect the current members of the Board of Directors, Messrs: Lázaro de Mello Brandão, Brazilian, married, bank employee, Identity Card (RG) 1.110.377-2/SSP-SP, Individual Taxpayer’s ID (CPF) 004.637.528-72; Antônio Bornia, Brazilian, widower, bank employee, Identity Card (RG) 11.323.129/SSP-SP, Individual Taxpayer’s ID (CPF) 003.052.609-44; Mário da Silveira Teixeira Júnior, Brazilian, married, bank employee, Identity Card (RG) 3.076.007-0/SSP-SP, Individual Taxpayer’s ID (CPF) 113.119.598-15; João Aguiar Alvarez, Brazilian, married, agricultural engineer, Identity Card (RG) 6.239.718-7/SSP-SP, Individual Taxpayer’s ID (CPF) 029.533.938-11; Ms. Denise Aguiar Alvarez, Brazilian, amicably separated, educator, Identity Card (RG) 5.700.904-1/SSP-SP, Individual Taxpayer’s ID (CPF) 032.376.698-65; Messrs. Luiz Carlos Trabuco Cappi, Brazilian, married, bank

Proposals of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors and Fiscal Council’s members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 10, 2011, at 5 p.m.

employee, Identity Card (RG) 5.284.352/SSP-SP, Individual Taxpayer’s ID (CPF) 250.319.028/68, Carlos Alberto Rodrigues Guilherme, Brazilian, married, bank employee, Identity Card (RG) 6.448.545/SSP-SP, Individual Taxpayer’s ID (CPF) 021.698.868/34, all of them domiciled in Cidade de Deus, Vila Yara, city of Osasco, state of São Paulo, CEP 06029-900 and Mr. Ricardo Espírito Santo Silva Salgado, Portuguese, married, bank employee, Alien Registration Card (RNE) W473612-Z, issued by SE/DPMAF/DPF, Individual Taxpayer’s ID (CPF) 385.154.827-20, domiciled at Rua Pedra da Nau, 141, Cascais, Lisboa, Portugal; and to elect Mr. Milton Matsumoto, Brazilian, married, bank employee, Identity Card (RG) 29.516.917-5/SSP-SP, Individual Taxpayer’s ID (CPF) 081.225.550/04, domiciled in Cidade de Deus, Vila Yara, city of Osasco, state of São Paulo, CEP 06029-900. All the appointed members: 1)  will have the term of office until the 2012 Annual Shareholders’ Meeting, whose names will be submitted to the approval of the Central Bank of Brazil, upon which they will take office; 2) declared, under the legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

2.        Fiscal Council’s Members

Pursuant to Article 2 of the Statute of the Fiscal Council and to Article 20 of the Company’s Bylaws, the Fiscal Council does not operate on a permanent basis and, when installed, shall comprise 3 (three) to 5 (five) sitting members and an equal number of alternate members, shareholders or not, all with terms valid until the first annual shareholders’ meeting being held after their election.

Among others, the Fiscal Council’s duties are: supervising management’s acts; analyzing, at least quarterly, the balance sheet and other financial statements prepared from time to time by the Company; examining the year’s financial statements and issuing an opinion on them; expressing an opinion on the management’s annual report.

It is worth highlighting that the position of a member of the Fiscal Council is untransferable; likewise, the powers and duties conferred upon said member by law may not be transferred to another body of the Company.

Proposals of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors and Fiscal Council’s members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 10, 2011, at 5 p.m.

Only individuals, residing in the Brazil, may be elected for the Fiscal Council, and they should have a degree from a university or have held, for at least three years, the position of business Administrator or of a member of a Fiscal Council.

In compliance with the provisions of letter “a”, Paragraph 4 of Article 161 of Law # 6,404/76, preferred shareholders are entitled to appoint a sitting member and respective alternate. The minority shareholders shall have the same right, provided that they jointly represent ten 10% (per cent) or more of the voting shares.

Bradesco recommends that the shareholder, or group of shareholders, wishing to appoint a Sitting Member and respective Alternate for the Fiscal Council, attend the Annual Shareholders’ Meeting with the name, qualification and résumé of the candidate, complying with the same terms and conditions established for the election.

Pursuant to letter “b”, Paragraph 4 of Article 161 of Law # 6,404/76, the controlling shareholders attending the Annual Shareholders’ Meeting may elect the majority of the members of the Fiscal Council and respective alternates. The other shareholders shall elect the other members and their alternates.

The Parent Companies propose that the Fiscal Council be installed, on a non-permanent basis, with term of office until the 2012 Annual Shareholders’ Meeting, and the controlling shareholders shall appoint, to comprise the Body, the highest number of members they are entitled to, pursuant to the legal provision aforementioned, contemplating, in this event, to reelect:

a)       as sitting members, Mr. Nelson Lopes de Oliveira, Brazilian, married, entrepreneur, Identity Card (RG) 3.962.261/SSP-SP, Individual Taxpayer’s ID (CPF) 036.974.608/20, domicilied at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900; and Mr. Ricardo Abecassis Espírito Santo Silva, naturalized Brazilian, married, economist, Identity Card (RG) 53.783.536-2/SSP-SP, Individual Taxpayer’s ID (CPF) 692.405.237/15, domicilied at Avenida Brigadeiro Faria Lima, 3,729, 6o andar, São Paulo, SP, CEP 04538-905; and

Proposals of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors and Fiscal Council’s members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 10, 2011, at 5 p.m.

b)      as alternates of the members above mentioned, respectively, Mr. Jorge Tadeu Pinto de Figueiredo, Brazilian, married, lawyer, Identity Card (RG) 5.546.755/SSP-SP, Individual Taxpayer’s ID (CPF) 399.738.328/68, and Mr. Renaud Roberto Teixeira, Brazilian, married, entrepreneur, Identity Card (RG) 3.022.895/SSP-SP, Individual Taxpayer’s ID (CPF) 057.180.078/53, both domicilied at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900.

The term of office of the appointed Fiscal Council’s Members will be effective up to the 2012 Annual Shareholders’ Meeting and they will take office after their names are approved by the Central Bank of Brazil. They comply with the conditions set forth in Article 162 of Law # 6,404/76, and they declared, under legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

Preferred shareholders shall appoint, by separated vote, the other sitting member and his/her respective alternate.

Cidade de Deus, Osasco, SP, February 8, 2011

Cidade de Deus - Companhia Comercial de Participações

Fundação Bradesco

Lázaro de Mello Brandão

Chief Executive Officer

Further Information on the Board of Directors’ Members

Résumés of the Candidates Appointed to the Board of Directors - Information pursuant to itens 12.6 to 12.10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Lázaro de Mello Brandão

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Lázaro de Mello Brandão
b. age: 84 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 004.637.528/72
e. position held: Chairman of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions or functions held at Bradesco: Member of the Statutory Remuneration Committee, holding the position of member.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committeess, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. résumé with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Chairman of the Board of Directors. In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

•                       the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.

•                position and functions inherent to the position: Chairman of the Board of Directors. In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Non-Executive Member of the Board of Directors from 3.27.2002 to 3.31.2008, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

           - Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

           - Others:

           Banco Bradesco S.A.

ii.       indicate all management positions in exercise or exercised in publicly-held companies

Banco Bradesco S.A.

1.15.71- Executive Officer

9.12.77 – Executive Vice President

1.8.81 – Chief Executive Officer

3.10.82 – Chief Executive Officer and Vice Chairman of the Board of Directors

2.12.90 to 3.10.99 – Chief Executive Officer

since 2.12.90 – Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

2.14.78 - Officer

3.30.81 – Executive Vice President

4.23.81 – Chief Executive Officer

3.23.82 to 10.27.89 – Vice Chairman of the Board of Directors

9.28.90 to 4.14.99 – Chief Executive Officer

since 9.28.90 – Chairman of the Board of Directors

Bradespar S.A.

since 3.30.2000 – Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.99 to 4.25.2003 – Chairman of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

12.15.97 to 4.07.98 – Chief Executive Officer

12.16.97 to 6.29.98 – Chairman of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 to 4.24.2003 – Chairman of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Further Information on the Board of Directors’ Members

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 – Chairman of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 to 8.30.2004 – Chairman of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.4.1992)

8.26.64 - Officer

2.09.78 - Executive Vice President

4.15.81 – Chief Executive Officer

3.23.82 – Chief Executive Officer and Vice Chairman of the Board of Directors and Control

3.29.90  to  11.04.92   -   Chief Executive Officer and  Chairman of the Board of Directors and Control

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 – Chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

12.26.97 to 4.30.98 – Chief Executive Officer

12.29.97 to 4.29.2003 – Chairman of the Board of Directors (on

6.30.98 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 – Chairman of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.99 to 7.28.2000 – Chairman of the Board of Directors (on

6.20.2000 the CVM registration was canceled CVM)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 – Chairman of the Board of Directors

Bradesplan Participações S.A.

3.08.84 to 4.30.99 – Chief Executive Officer

12.28.98 to 4.26.2006 – Chairman of the Board of Directors (on 2.07.2006 the CVM registration was canceled)

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinct on 4.30.98)

1.23.98 to 4.30.98 – Chairman of the Board of Directors and Chief Executive Officer

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 – Chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 – Chairman of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 – Chairman of the Board of Directors

Scopus Tecnologia S.A.

7.28.89 to 4.28.2004 – Chairman of the Board of Directors (on

8.12.92 the CVM registration was canceled)

SID Informática S.A.

12.11.84 to 9.13.85 – Member of the Board of Directors

4.30.87 to 6.26.87 - Member of the Board of Directors

SID-Microeletrônica S.A.

6.27.86 to 6.26.87 - Member of the Board of Directors

VBC Energia S.A.

3.25.97 to 11.28.2006 – Member of the Advisory Council

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 – Chairman of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Lázaro de Mello Brandão holds a degree in Economy and Bussiness Adminsitration.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.      name: Lázaro de Mello Brandão

b.     position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco Europa S.A.

05.720.915/0001-95

		Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

08.451.147/0001-00

		Manager	-	Direct	Manager	-	Direct	Manager	-	Direct

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.      name: Lázaro de Mello Brandão

b.     position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Further Information on the Board of Directors’ Members

Antônio Bornia

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Antônio Bornia
b. age: 75 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passaport number: Individual Taxpayer’s ID (CPF) 003.052.609/44
e. position held: Vice Chairman of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 6.1.2010
h. term of office: until 3.10.2011
i. other positions held at Bradesco: Member of the Statutory Remuneration Committee.
j. elected by the controlling shareholder or not: elected by the controlling shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, profive:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Non-Executive Member of the Board of Directors since 4.23.2010, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

           - Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

           - Others:

Banco Bradesco S.A.

ii.        indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.29.75 – Deputy Officer

4.26.79 - Officer

6.08.81 – Executive Vice President

since 3.10.99 – Vice Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

3.23.82 - Officer

since 3.27.96 – Vice Chairman of the Board of Directors

Bradespar S.A.

since 3.30.2000 - Vice Chairman of the Board of Directors

 Banco Baneb S.A. (extinct on 12.30.2004)

7.1.99 to 4.25.2003 - Vice Chairman of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

12.16.97 to 6.29.98 – Member of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 to 4.24.2003 – Member of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 – Vice Chairman of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 – Member of the Board of Directors

7.01.2004 to 8.30.2004 - Vice Chairman of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.04.1992)

11.24.81 to 11.04.92 - Officer

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 - Vice Chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

12.29.97 to 4.28.99 – Member of the Board of Directors (on 6.30.98 the CVM registration was canceled.)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 - Vice Chairman of the Board of Directors

Further Information on the Board of Directors’ Members

                               Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.99 to 7.28.2000 - Vice Chairman of the Board of Directors (on

6.20.2000 the CVM registration was canceled.)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 - Vice Chairman of the Board of Directors

Bradesplan Participações S.A.

3.10.82 - Officer

4.30.99 to 4.26.2006 – Vice Chairman of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

Brasmotor S.A.

4.25.96 to 4.07.98 – Member of the Board of Directors

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinct on 4.30.98)

1.23.98 to 4.30.98 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 - Vice Chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Vice Chairman of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Vice Chairman of the Board of Directors

Scopus Tecnologia S.A.

7.28.89 to 4.29.99- Member of the Board of Directors (on 8.12.92 the CVM registration was canceled.)

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 - Vice Chairman of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Antônio Bornia holds a secondary degree.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.   Name: Antônio Bornia

b.   Position held at Bradesco: Vice Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco Europa S.A.	05.720.915/0001-95	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: Antônio Bornia

b.        position held at Bradesco: Vice Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct
Nova Cidade de Deus Participações S.A.

04.866.462/0001-47

		Executive Vice President	-	Indirect	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect

Further Information on the Board of Directors’ Members

Mário da Silveira Teixeira Júnior

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Mário da Silveira Teixeira Júnior
b. age: 64 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 113.119.598/15
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions or functions held at Bradesco: Member of the Statutory Remuneration, Compliance and Internal Control Committees. In this last Committee he holds the position of Coordinator.
j. elected by the controlling shareholder or not: elected by the controlling shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo de Investimento, S.A.

•                position and functions inherent to the position: Sitting Member of the Board of Directors from 3.26.2002 to 3.16.2009, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws: to manage the Company’s activities and fully represent it in and out of court.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The Company has the purpose of performing banking transactions pursuant to the law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.30.84 – Department Officer

3.12.92 – Managing Executive Officer

3.10.98 – Executive Vice President

3.10.99 to 7.16.2001 – Member of the Board of Directors

since 3.14.2002 - Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

3.27.92 to 3.26.97 - Officer

3.26.98 - Officer

since 3.30.98 - Member of the Board of Directors

Bradespar S.A.

3.30.2000 - Member of the Board of Directors

7.16.2001 to 3.14.2002 – Chief Executive Officer

since 4.30.2002 - Member of the Board of Directors

Vale S.A.

4.16.2003 - Member of the Board of Directors

since 5.21.2003 – Vice Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.99 to 7.16.2001 - Member of the Board of Directors

4.26.2002 to 4.25.2003 - Member of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

4.07.98 to 6.29.98 - Member of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

4.22.2002 to 4.24.2003 - Member of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 - Member of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 to 8.30.2004 - Member of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.4.1992)

3.30.92 to 11.04.92 - Officer

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 - Member of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

4.30.98 to 7.16.2001 - Member of the Board of Directors (on 6.30.98 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 - Member of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.99 to 7.28.2000 - Member of the Board of Directors (on

6.20.2000 the CVM registration was canceled)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 7.16.2001 - Member of the Board of Directors

4.17.2002 to 4.30.2003 - Member of the Board of Directors

Bradesplan Participações S.A.

3.20.98 - Officer

4.30.99 - Member of the Board of Directors

7.17.2001 to 3.14.2002 – Chief Executive Officer

4.30.2002 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

COFAP - Companhia Fabricadora de Peças

6.24.96 to 10.24.97 - Member of the Board of Directors

Companhia Paulista de Força e Luz (CPFL)

11.18.97 to 4.24.2000 - Member of the Board of Directors

8.02.2001 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Piratininga de Força e Luz

4.30.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Siderúrgica Nacional - CSN

3.1.96 to 4.25.2000 – Sitting Member of the Board of Directors

CPFL Energia S.A.

8.30.2001 - Member of the Board of Directors

4.30.2003 to 4.28.2006 – Sitting Member of the Board of Directors

CPFL Geração de Energia S.A.

8.02.2001 - Member of the Board of Directors

4.29.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 - Member of the Board of Directors

Net Serviços de Comunicação S.A.

2.05.98 to 4.25.2000 – Alternate Member of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Member of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Member of the Board of Directors

Rio Grande Energia S.A.

12.09.97 to 4.27.2000 – Alternate Member of the Board of Directors

São Paulo Alpargatas S.A.

3.29.96 - Member of the Board of Directors

2.03.97 to 4.14.99 – Sitting Member of the Board of Directors

Scopus Tecnologia S.A.

4.30.92 to 2.16.94 - Member of the Board of Directors (on 8.12.92 the CVM registration was canceled)

Tigre S.A. Tubos e Conexões

4.14.97 to 4.14.98 – Sitting Member of the Board of Directors

VBC Energia S.A.

3.21.97 to 4.25.2000 - Member of the Board of Directors

11.07.2001 – Chairman of the Board of Directors

11.14.2003 to 4.28.2005 - Member of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 – Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:

Further Information on the Board of Directors’ Members

a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.   Provide other information that the issuer may deem relevant:

Mr. Mário da Silveira Teixeira Júnior holds a degree in Civil Engineering and Business Administration  from Universidade Presbiteriana Mackenzie.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.   name: Mário da Silveira Teixeira Júnior

b.   position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.   name: Mário da Silveira Teixeira Júnior

b.   position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
Nova Cidade de Deus Participações S.A.

04.866.462/0001-47

		Direct	-	Indirect	Diretor	-	Indirect	Diretor	-	Indirect

Further Information on the Board of Directors’ Members

João Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Aguiar Alvarez
b. age: 50 years old
c. profession: Agronomist
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 029.533.938/11
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Further Information on the Board of Directors’ Members

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Cidade de Deus - Companhia Comercial de Participações

•                position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, since April 19, 1988, he started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

Further Information on the Board of Directors’ Members

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Família Aguiar

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 2.12.1990 – Member of the Board of Directors

Bradespar S.A.

since 3.30.2000 – Member of the Board of Directors

Bradesplan Participações S.A.

4.28.2000 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of the issuer: Mr. João Aguiar Alvarez is the brother of Mrs. Denise Aguiar Alvarez, Member of Bradesco’s Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.

d.              (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

(ii) Mr. João Aguiar Alvarez is the son of Mrs. Lina Maria Aguiar, Member of the Board of Directors of the Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.   Provide other information that the issuer may deem relevant:

Mr. João Aguiar Alvarez is graduated in Agronomy from Faculdade Pinhalense de Ensino -   Faculdade de Agronomia e Zootecnia Manuel Carlos Gonçalves in Espírito Santo do Pinhal, SP.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. João Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: João Aguiar Alvarez

b.       position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Further Information on the Board of Directors’ Members

Denise Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Denise Aguiar Alvarez
b. age: 53 years old
c. profession: Educator
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 032.376.698/65
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Cidade de Deus - Companhia Comercial de Participações

•                position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, since June 18, 1988, he started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Família Aguiar

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 2.12.90 – Member of the Board of Directors

Bradespar S.A.

since 3.30.2000 - Member of the Board of Directors

Bradesplan Participações S.A.

4.28.2000 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of Bradesco: Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, Member of the Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.

d.              (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

(ii) Ms. Denise Aguiar Alvarez is the daughter of Mrs. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.   Provide other information that the issuer may deem relevant:

Ms. Denise Aguiar Alvarez is graduated in Pedagody from PUC - Pontifícia Universidade Católica de São Paulo, with Master Degree in Education from New York University - EUA.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Ms. Denise Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: Denise Aguiar Alvarez

b.     position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Further Information on the Board of Directors’ Members

Luiz Carlos Trabuco Cappi

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Luiz Carlos Trabuco Cappi
b. age: 59 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 250.319.028/68
e. position held: Member of the Board of Directors and Chief Executive Officer
f. election date: 3.10.2010
g. inauguration date: Board of Directors on 5.31.2010 and Board of Executive Officers on 5.28.2010
h. term of office: Board of Directors until 3.10.2011 and Board of Executive Officers until the fisrt Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting 2011.

i.                other positions held at the issuer: Member of the Statutory Committees of Remuneration and of Integrated Risks Management and Capital Allocation, being the Coordinator of the latter. He is also Member of the following Executive Committees: Strategic Planning, for Basel II Implementation and of People Management and Human Resources, being Coordinator in the last two Committees.

j. elected by the controlling shareholder or not: elected by the Controlling Shareholders to compose the Board of Directors and elected by this Body as Chief Executive Officer.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Bradesco Seguros S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 28, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; supervises and coordinates the activities of its members; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.

           Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Seguros:

           - Controlling Group:

Banco Bradesco S.A. and Bradseg Participações Ltda.

• company: Bradesco Auto/RE Companhia de Seguros

•                position and functions inherent to the position: Chief Executive Officer from March 31, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; directs social activities and enforces policy established and the decisions of the Board of Executive Officers; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform various kinds of insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.

          Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Auto/RE:

           - Controlling Group:

           Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

• company: Bradesco Capitalização S.A.

•                position and functions inherent to the position: Chief Executive Officer, from March 28, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers and supervises and coordinates the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to perform all transactions that can be carried out by capitalization firms within applicable legal and regulatory regulations.

           Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Capitalização:

           - Controlling Group:

           Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A.

• company: Bradesco Saúde S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 31, 2003 to March 27, 2009.  In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers and supervises and coordinates the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The development and implementation of private insurance operations, exclusively in the area of health care, in all of its modalities, as defined by applicable law, with operations in other areas and insurance modalities being prohibited, and can also participate as a Partner or Shareholder in other Companies.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Saúde:

           - Controlling Group:

           Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Non-executive Member of the Board of Directors from 7.16.2009 to 3.31.2010, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Banco Bradesco S.A.

ii.        indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.30.84 to 3.12.92 – Department Officer

3.10.98 – Executive Managing Officer

3.10.99 – Executive Vice President

since 3.10.2009  - Member of the Board of Director and Chief Executive Officer

Banco Alvorada S.A.

6.09.2003 to 4.11.2004 – Executive Vice President (on 10.28.2003 the CVM registration was canceled)

Banco Bradesco BBI S.A.

4.08.2004 to 5.30.2006 - Officer (on 8.06.2004 the CVM registration was canceled)

Bradesco Leasing S.A. - Arrendamento Mercantil

4.14.99 - Officer

since 4.30.2009 – Member of the Board of Directors and Chief Executive Officer

Bradespar S.A.

since 4.29.2009 - Member of the Board of Directors

Bradesplan Participações S.A.

4.30.99 to 4.28.2000 – Officer

Odontoprev S.A.

since 12.23.2009 – Chairman of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

4.30.2004 to 4.24.2006 – Executive Vice President (on 12.23.2004 the CVM registration was canceled)

Banco Baneb S.A. (extinct on 12.30.2004)

7.22.99 to 4.25.2002 – Executive Vice President (on 12.1.2000 the CVM registration was canceled)

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 – Institutional Relations Officer

4.22.2002 to 4.24.2003 - Officer (on 1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

4.25.2006 to 11.30.2006 - Officer (on 5.31.2006 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

1.31.2003 to 3.09.2004 – Executive Vice President (on 9.30.2003 the CVM registration was canceled)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 – Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.    Provide other information that the issuer may deem relevant:

Mr. Luiz Carlos Trabuco Cappi is graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with Post Graduation “Lato-Sensu” in Social Psychology from Escola Pós-Graduada de Ciências Sociais da Fundação Escola de Sociologia e Política de São Paulo.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/3):

a.    name: Luiz Carlos Trabuco Cappi

b.    position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Atlântica Capitalização S.A.	01.598.935/0001-84	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office is terminated in March	Indirect	-	-	-
Atlântica Companhia de Seguros	33.151.291/0001-78	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office is terminated in March	Indirect	-	-	-
Banco Alvorada S.A.	33.870.163/0001-84	Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	-	-	-	-	-	-	Member of the Board of Director	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive Vice President	Term of Office terminated in April	Direct	-	-	-	-	-	-
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesco Administradora de Consórcios Ltda.

52.568.821/0001-22

		Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradesco Argentina de Seguros S.A.	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in June	Indirect	-	-	-
Bradesco Auto/RE Companhia de Seguros

92.682.038/0001-00

		Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco Capitalização S.A.

33.010.851/0001-74

		Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco Dental S.A.

09.060.348/0001-49

		Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Diretor	-	Direct	Member of the Board of Director and Chief Executive Officer	-	Direct	Member of the Board of Director and Chief Executive Officer	-	Direct
Bradesco Saúde S.A.	92.693.118/0001-60	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco SegPrev Investimentos Ltda.	07.394.162/0001-09	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco Seguros S.A.	33.055.146/0001-93	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Officer terminated in March	Indirect	-	-	-
Bradesco Services Co., Ltd.	-	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradseg Participações Ltda.	02.863.655/0001-19	Chief Executive Officer	-	Direct	Chief Executive Officer	Term of Officer terminated in April	Direct	Chief Executive Officer	-	-
Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Odontoprev S.A.	58.119.199/0001-51	-	-	-	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
União Participações Ltda.	05.892.410/0001-08	Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Further Information on the Board of Directors’ Members

 ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: Luiz Carlos Trabuco Cappi

b.        position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
Nova Cidade de Deus Participações S.A.

04.866.462/0001-47

		Officer	-	Indirect	Officer	-	Indirect	Diretor	-	Indirect

Further Information on the Board of Directors’ Members

Carlos Alberto Rodrigues Guilherme

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Carlos Alberto Rodrigues Guilherme
b. age: 67 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 021.698.868/34
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: Member of the Statutory Committees of Remuneration, Ethical Conduct, Compliance and Internal Control and Audit, being the Coordinator of this last one.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaw.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

ii.        indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.86 – Department Officer

3.10.98 – Executive Deputy Officer

3.10.99 to 3.9.2009 – Executive Managing Officer

since 3.10.2009 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

since 4.30.2009 - Member of the Board of Directors

Bradespar S.A.

since 4.29.2009 - Member of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

4.30.98 to 4.29.2003 - Officer (on 6.30.98 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Carlos Alberto Rodrigues Guilherme is graduated in Law from Fundação Pinhalense de Ensino.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.          name: Carlos Alberto Rodrigues Guilherme

b.          position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.   name: Carlos Alberto Rodrigues Guilherme

b.   position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
Nova Cidade de Deus Participações S.A.

04.866.462/0001-47

		-	-	-	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

Milton Matsumoto

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Milton Matsumoto
b. age: 65 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 081.225.550/04
e. position held: Executive Managing Officer
f. election date: 3.10.2010
g. inauguration date: 5.28.2010
h. term of office: until the first Board of Directors’ Meeting to be held after the 2011 Annual Shareholders’ Meeting

i.                other positions held at the issuer: Member of the Statutory Committees of Integrated Risks Management and Capital Allocation, Compliance and Internal Control Committee  ando f Ethical Conduct, in which He is the Coordinator, as well as member of the following Executive Committees: Acquisition and Integration of New Companies into Bradesco Organization, Quality, Capital Market, Strategic Planning, Social Environmental, Information Technology, Treasury, Corporate Governance, Products and Services, Eficiency, Disclosure, People Management and Human Resources, Policy Management and Accounting Practices, for Basel II Implementation, Credit Risk Management, Operational Risk Management, Liquidity and Market Risks, to Prevent and Combat Money Laundering and Terrorism Financing, Corporate Security. He is the Coordinator of the last five Committees mentioned.

j.                elected by the controlling shareholder or not: elected by the Board of Directors to hold the position of Executive Managing Officer, with term of officer until the first Board of Directors’ Meeting to be held  after the 2011 Annual Shareholders’ Meeting.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Executive Managing Officer, whose duties, according to the Bylaws, is the performance of the duties assigned to him.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

ii.        indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.11.1985 – Department Officer

3.10.1998 – Executive Deputy Officer

since 3.10.1999 – Executive Managing Officer

CPM Braxis S.A.

2.24.2003 to 3.20.2007 – Deputy Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Milton Matsumoto is graduated in Business Administration from UNIFIEO - Centro Universitário FIEO.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Rule # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Milton Matsumoto and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: Milton Matsumoto

b.       position held at Bradesco: Executive Managing Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Positon	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body	-	Direct	Member of the Managing Body	-	Direct	Member of the Managing Body	-	Direct

Further Information on the Board of Directors’ Members

Ricardo Espírito Santo Silva Salgado

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Ricardo Espírito Santo Silva Salgado
b. age: 66 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 385.154.827/20
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 6.10.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaw.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors and Chairman of the Executive Commission, whose duties of Vice Chairman of the Board are the same as those of the Board of Directors’ established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all acts necessary or required to develop the activities in the Company’s purpose; of Chairman of the Executive Commission: Attributions established in the Company’s Bylaws: a) to ensure that all information is reported to the other members of the Board of Directors regarding the activities and resolutions of the Executive Commission; b) to ensure the fulfillment of limitations of the delegation, strategy of the Company and of the collaboration duties before the Chairman of the Board of Directors; c) to coordinate the activities of the Executive Commission, presiding over their respective meetings and sealing for the execution of their resolutions. Furthermore, it is incumbent upon him to replace the Chairman of the Board of Directors during his absences or impediments, with a casting vote.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Banco Bradesco S.A.

ii. indicate all management positions in exercise or exercised in publicly-held companies: Banco Bradesco S.A. since 6.09.2003 – Member of the Board of Directors
b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
c. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
d. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.     Provide other information that the issuer may deem relevant:

Mr. Ricardo Espírito Santo Silva Salgado is Bachelor’s in Economics from the Superior Institute of Economics and Finance of the Technical University of Lisbon - Portugal.

Further Information on the Board of Directors’ Members

Résumés of the Candidates Appointed to the Fiscal Council - Information pursuant to itens 12.6 to 12.10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Nelson Lopes de Oliveira

12.6. For each one of the issuer’s managers and members of the fiscal council, state, as a table:
a. name: Nelson Lopes de Oliveira
b. age: 69 years old
c. profession: Entrepreneur
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 036.974.608/20
e. position held: Sitting Member of the Fiscal Council, as a Coordinator.
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

Further Information on the Board of Directors’ Members

•                  position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off;  to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.1.1989 – Regional Officer

3.10.1998 – Department Officer

3.14.2002 – Deputy Member of the Fiscal Council

since 9.03.2008 – Sitting Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Nelson Lopes de Oliveira holds secondary degree.

Further Information on the Board of Directors’ Members

Ricardo Abecassis Espírito Santo Silva

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Ricardo Abecassis Espírito Santo Silva
b. age: 52 years old
c. profession: Economist
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 692.405.237/15
e. position held: Sitting Member of the Fiscal Council
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                  position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off;  to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: He is Member of the Board of Directors since 2002, whose duties are the same as those of the Board of Directors’ established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Banco Bradesco S.A.

• company: Banco Espírito Santo de Investimento, S.A.

•                  position and functions inherent to the position: Vice Chairman of the Board of Directors since 3.16.2009. Previously he held the position of Member of the Board of Directors from 7.25.2003 to 3.15.2009; whose duties are the same as those of the Board of Directors’ established by the Company’s Bylaws: to manage the Company’s activities and represent the Company in and out court. It is incumbent upon the Vice Chairman of the Board of Directors to replace the Chairman in his absences or impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The Company has the purpose of performing banking transactions pursuant to the law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

ii.    indicate all management positions in exercise or exercised in publicly-held companies:

                            Banco Bradesco S.A.

                            since 3.14.2002 – Sitting Member of the Fiscal Council

                            BES Investimento do Brasil S.A. - Banco de Investimento

                                     since 3.1.2000 – Member of the Board of Directors (on 6.20.2000 the CVM registration was canceled)

                             Bradespar S.A.

                             since 3.14.2001 – Member of the Board of Directors

                             BHG S.A. - Brazil Hospitality Group

                             Member of the Board of Directors

                             Monteiro Aranha S.A.

                             Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parentcompany or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Ricardo Abecassis Espírito Santo Silva is graduated in Economy from The City University, London, England.

Further Information on the Board of Directors’ Members

Jorge Tadeu Pinto de Figueiredo

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Jorge Tadeu Pinto de Figueiredo
b. age: 58 years old
c. profession: Lawyer
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 399.738.328/68
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                  position and functions inherent to the position: Deputy Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off;  to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

                             Banco Bradesco S.A.

                             3.10.1998 to 3.10.2000 – Department Officer

                             3.14.2002 to 3.12.2007 – Deputy Member of the Fiscal Council

                             3.10.2009 - Deputy Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Jorge Tadeu Pinto de Figueiredo is graduated in Business Administration and Law from Centro Universitário FIEO - UNIFIEO.

Further Information on the Board of Directors’ Members

Renaud Roberto Teixeira

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Renaud Roberto Teixeira
b. age: 67 years old
c. profession: Entrepreneur
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 057.180.078/53
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Deputy Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off;  to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.02.1995 to 3.10.2004 – Regional Officer

since 3.10.2005 – Deputy Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Renaud Roberto Teixeira holds secondary degree.

Further Information on the Board of Directors’ Members

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to examination and resolution, proposals for the Management and of the Fiscal Council’s Compensation, as follows:

1.   Management’s Compensation

For the year 2011, we propose the global amount of up to R$250,000,000.00, for the Management’s compensation, and the amount of up to R$250,000,000.00 to support the Management’s Open Complementary Pension Plans, within the Pension Plan targeted at the Employees and the Management of Bradesco Organization.

These proposals are justified by the fact that the Managers have a wide experience and vast knowledge of the Company, due to the fact that most of them have developed their career at the Organization, as well as the need of retaining their talents in an increasingly competitive market.

The Compensation Committee will permanently assess the Bank’s performance and the fulfillment of objectives and budget, with a view to verifying if results justify the distribution of amounts mentioned above until the limits proposed herein.

Pursuant to letter “n” of Article 9 of the Bylaws, the global compensation will be distributed, at a meeting of the Board of Directors, to its members and to the members of the Board of Executive Officers.

2.   Fiscal Council’s Members’ Compensation

Pursuant to Paragraph 3, Article 162, of Law # 6,404/76, the compensation of the members of the Fiscal Council shall be determined at the Shareholders’ Meeting in which they are elected and it cannot be lower, for each member in office, to 10% (ten percent) of the average compensation attributed to each Officer, without benefits, expense account and the Company’s profit sharing.

At the Annual Shareholders’ Meeting held on March 10, 2010, it was established a monthly amount of R$12,000.00 to each member.  For 2011, we propose the maintenance of the monthly  compensation  of  R$12,000.00  (twelve thousand reais)  to   each  Sitting

Further Information on the Board of Directors’ Members

Member of the Fiscal Council and the Alternate Members are remunerated only when they replace the Sitting Members, in the  cases  of  vacancy  ou  temporary  impediments.

Cidade de Deus, Osasco, SP, February 8, 2011

Board of Directors

Lázaro de Mello Brandão                                - Chairman

Antônio Bornia                                                - Vice-Chairman

Mário da Silveira Teixeira Júnior

João Aguiar Alvarez

Denise Aguiar Alvarez

Luiz Carlos Trabuco Cappi

Carlos Alberto Rodrigues Guilherme

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 1,735 of the Bank, held on February 8, 2011, drawn up in the Company`s records.

Banco Bradesco S.A.

Arnaldo Alves Vieira               Domingos Figueiredo de Abreu

Further Information on the Board of Directors’ Members

13. Compensation of the Management

13.1. Description of the policy or compensation practice of the board of directors, of the statutory board of executive officers, of the fiscal council, of the statutory committees and of the audit, risk, financial and compensation committees

13.1.a. Objectives of the policy or practice of compensation

The compensation practices of the Company’s Senior Management aim to acknowledge the services rendered by these professionals, encouraging them to seek for solutions, targeting customer satisfaction, business growth and shareholders’ return.

13.1.b. Composition of Compensation, appointing:

13.1.b.i. description of the compensation elements and objectives of each one of them

The compensation is comprised of monthly salary, intended to repay each member for their contribution to the continuity and development of the organizational activities under their responsibility, as well as occasional bonuses, in recognition of their contribution to achieve results and Bradesco Organization’s performance.

13.1.b.ii. the proportion of each component in the total compensation

The monthly compensation of the Management is 100% of fees. Occasionally, bonuses are paid according to the evaluation of the organizational results achieved.

The composition of the monthly compensation of the Members of the Audit Committee (with exception of one member that only receives compensation to participate in another Body of the Company) is 100% fees, which aims to reward the contribution of each member for acting on advising the Board of Directors in the performance of their attributions related to the follow up of the financial practices  adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members should have high technical qualification so as to exercise their position and at least one of them should have proven knowledge in the areas of accounting and auditing of financial institutions which qualify

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him to exercise his function, proving the high degree of expertise required from them, including the regulatory bodies.

It is important to mention that the compensation of each member is proportional to the days they work in the Bradesco Organization during the week.

No member of the Board of Directors and of the Board of Executive Officers receives compensation to participate in the Committees, due to the fact that they receive compensation in the referred Board of Directors and Board of Executive Officers.

13.1.b.iii. methodology for calculating and adjusting each component of the compensation

The maximum compensations for Banco Bradesco S.A.’s Management for the current year are established at the annual shareholders’ meetings.

The organizational structure counts on a specific Committee that deals with matters related to the compensation of the statutory Management (Remuneration Committee, a statutory body permanently installed). This Committee’s purpose is to propose to the Board of Directors compensation policies and guidelines for the Organization’s Statutory Management compensation, based on the performance targets set forth by the Board of Directors.

The Board of Directors examines the recommendations of this Committee and establishes the monthly salary to be paid to each member, as well as approves the occasional payment of bonuses, according to the Organization’s performance, respecting the limits established at the Annual Shareholders’ Meeting.

13.1.b.iv. reasons for composition of compensation

The Organization adopts the simplified model, which is composed of monthly salary and the occasional payment of bonuses, according to the evaluation of the Organization’s results and performance.

13.1.c. main performance indicators that are taken into account in determining each component of compensation

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The indicators are based on individual and business area performance, the Organization’s performance and results, as well as on business growth.

13.1.d. how compensation is structured to reflect the evolution of performance indicators

The model to evaluate the senior management’s performance is based on objectives and targets established for the period according to the corporate strategic planning.

The budget management and plans to improve the management model are references used for the multidimensional evaluation of the professionals responsible for supporting units, and the contributions are individually evaluated, with a financial focus and market expansion.

13.1.e. how the compensation policy or practice is in line with the issuer’s short, medium and long term interest

The compensation practices adopted by the Organization are in line with the interests of the Company, through the continuous maintenance of policies and guidelines carried out by the Remuneration Committee, whose analyses are primarily focused on return to shareholders.

13.1.f. existence of compensation supported by subsidiaries, controlled or direct or indirect controlling companies

Bradesco does not practice this type of compensation for the mentioned Bodies.

13.1.g. existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Bradesco does not practice this type of compensation.

13.2. Compensation recognized in the income of the fiscal years ended on 12.31.2009 and 12.31.2010 and the Company’s Board of Directors, Statutory Board of Executive Officers and Fiscal Council’s compensation provided for the current year

Total Compensation provided for the current Year 12.31.2011 – Annual Amount
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
# of members	7.00	83.00	3.00	93.00
Annual fixed compensation
Fees	25,000,000.00	100,000,000.00	432,000.00	125,432,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Meetings Attendance	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Compensation
Bonus	25,000,000.00	100,000,000.00	0.00	125,000,000.00
Participation in the results	0.00	0.00	0.00	0.00
Attendance at Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-job Benefits	50,000,000.00	200,000,000.00	0.00	250,000,000.00
Benefits derived from the cessation of office	0.00	0.00	0.00	0.00
Based on shares Compensation	0.00	0.00	0.00	0.00
Total Compensation	100,000,000.00	400,000,000.00	432,000.00	500,432,000.00

Further Information on the Board of Directors’ Members

Observation: the amounts corresponding to post-job benefits are related to Open Complementary Pension Plans targeted at the Management and Employees of Bradesco Organization mentioned in items 13.10 and 13.16.

Total Compensation of the Year on 12.31.2010 – Annual Amounts
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
# of members (*)	6.75	82.08	3.00	91.83
Annual fixed compensation
Fees	19,260,000.00	86,502,600.00	432,000.00	106,194,600.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Attendance at Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Compensation
Bonus	12,740,000.00	51,497,400.00	0,00	64,237,400.00
Participation in the results	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-job Benefits	32,000,000.00	137,999,425.63	0.00	169,999,425.63
Benefits derived from the cessation of office	0.00	0.00	0.00	0.00
Based on shares Compensation	0.00	0.00	0.00	0.00
Total Compensation	64,000,000.00	275,999,425.63	432,000.00	340,431,425.63

Observation: the amounts corresponding to post-job benefits are related to Open Complementary Pension Plans targeted at the Management and Employees of Bradesco Organization mentioned in items 13.10 and 13.16.

Further Information on the Board of Directors’ Members

Total Compensation of the Year on 12.31.2009 – Annual Amounts
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
# of members (*)	6.67	65.92	3.00	75.59
Annual fixed compensation
Fees	18,520,000.00	92,527,000.00	432,000.00	111,479,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Attendance at Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Compensation
Bonus (**)	0,00	252,000.00	0,00	252,000.00
Participation in the results	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-job Benefits	19,366,299.88	80,294,166.12	0.00	99,660,466.00
Benefits derived from the cessation of office	0.00	0.00	0.00	0.00
Based on shares Compensation	0.00	0.00	0.00	0.00
Total Compensation	37,886,299.88	173,073,166.12	432,000.00	211,391,466.00

(*) Annual average

(**) See item 13.3.c.ii – “Maximum amount referring to eventual bonus set in for the year 2009”

Observation: the amounts corresponding to post-job benefits are related to Open Complementary Pension Plans targeted at the Management and Employees of Bradesco Organization mentioned in items 13.10 and 13.16.

13.3. Variable compensation regarding the years ended on December 31, 2009 and December 31, 2010 and variable compensation provided for the current year:

a.   body

b.   number of members

c.    in relation to bonus:

c.i. minimum amount set in the compensation plan:

Banco Bradesco S.A. does not set minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

c.ii. maximum amount set in the compensation plan

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Maximum amount regarding eventual bonus set in for the current year:

Body	Number of Members	Maximum amount set in the Compensation Plan (R$)
Board of Directors	7	25,000,000.00
Board of Executive Officers	83	100,000,000.00
Total	90	125,000,000.00
Fiscal Council (*)	3	0.00

(*) the composition of the Fiscal Council’s Members’ monthly compensation is 100% fees.

Maximum amount referring to eventual bonus set in for the year

2010

Body	Number of Members	Maximum amount set in the Compensation Plan (R$)
Boad of Directors	7	11,000,000.00
Board of Executive Officers	82	49,000,000.00
Total	89	60,000,000.00
Fiscal Council (*)	3	0.00

(*) the composition of the Fiscal Council’s Members’ monthly compensation is 100% fees.

Maximum amount referring to eventual bonus set in for the year

2009

For fiscal year 2009 the amount of R$ 170,000,000.00 was approved, which should be used to pay monthly fees and eventual bonuses.

The amount effectively paid was R$ 111,299,000.00, and, of that amount, only R$ 252,000.00 were paid as a bonus, which corresponded to an extraordinary activity developed by  1(one) member of the Board of Executive Officers, and the rest was paid in fees.

The decision of the Management of not to pay bonuses was in accordance with the assessment of the global economic environment that was unstable and suggested measures of caution and prudence in order to preserve the Organization of the harmful effects of instability.

c.iii. amount set in the compensation plan, in case the objectives are met

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Banco Bradesco S.A. does not establish an amount that is automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council. Any bonus payments are linked to the contribution of each member in carrying out results and performance achieved by the Organization.

c.iv. amount effectively paid in the results of 2010 and 2009

In 2010, the amount effectively paid was R$64,237,400.00 (see table of item 13.2).

In 2009, the amount effectively paid was R$ 252,000.00 (see item 13.3.c.ii)..

d. in relation to the participation in the result:

d.i. minimum amount set in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result as determined in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

d.ii. maximum amount set in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result as determined in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

d.iii. amount set in the compensation plan, in case the objectives are met

Banco Bradesco does not establish any amount corresponding to the participation in the result as determined in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

d.iv. amount effectively paid in the result of the last 3 years

Banco Bradesco does not pay any amount corresponding to the participation in the result for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4. Compensation plan based on shares held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco does not pay share-based compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.5. Number of shares or quotas held directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling shareholders, subsidiaries or under common control, by members of the Board of Directors, Statutory Board of Executive Officers and of the Fiscal Council of the Company, grouped by Body on 12.31.2010:

Further Information on the Board of Directors’ Members

Body	Bradesco		BBD Participações		Bradespar
	Common	Preferred	Common	Preferred	Common	Preferred
Board of Directors	11,240,129	17,211,259	50,443,593	0	834,840	1,207,900
Board of Executive Officers	893,525	1,822,433	82,036,150	18,688,111	11,912	165,158
Fiscal Council	9,800	148,123	0	0	3,384	12,016

We inform that no shareholding held by members of the Board of Directors, statutory Board of Executive Officers and Fiscal Council was received through share-based compensation plans.

13.6. Board of Directors’ and Board of Executive Officers’ share-based compensation

Banco Bradesco does not pay share-based compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.7. Information on options (open) held by the Board of Directors and statutory Board of Executive Officers

Banco Bradesco does not pay share-based compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.8. Options exercised and shares delivered related to share-based compensation of the Board of Directors and statutory Board of Executive Officers

Banco Bradesco does not pay share-based compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.9. Information necessary for understanding the data disclosed in items 13.6 to 13.8 - Method of pricing the value of shares and options

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Banco Bradesco does not pay share-based compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.10. Information on private pension plans granted to the members of the Board of Directors and statutory Board of Executive Officers

a.   body

See table 13.10

b.   number of members

See table 13.10

c.    name of the Plan

Plano II de Previdência Privada – PGBL

d.   number of administrators that meet the conditions to retire

See table 13.10

e.   conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS, and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

f.     updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

g.   total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

h.   if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after two years subsequent to the contributions made, in compliance with the rules that governing the matter.

Further Information on the Board of Directors’ Members

Table 13.10

Body	Number of members		Item “i”	Item “ii”	Item “iii”
	Retired participants	Active participants
Board of Directors	5	2	-	56,534,429.00	32,000,000.00
Officers	21	61	-	214,230,352.78	137,999,425.63
Total	26	63	-	270,764,781.78	169,999,425.63

In relation to the current private pension plans granted to the members of the Board of Directors and Officers, we inform, the following:

                                                     I.          the number of administrators that meet the conditions to retire;

                                                     II.        the adjusted amount of the contributions accumulated in the pension plan up to the end of the year 2010, deducting the portion related to contributions directly made by the Administrators; and

                                                     III.      total accrued amount of contributions made during the year 2010, deducting the portion related to contributions directly made by the Administrators.

13.11. highest, lowest and the average individual compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council:

	Statutory Board of Executive Officers	Board of Directors	Fiscal Council
	12.31.2010	12.31.2010	12.31.2010
Number of Members (*)	82.08	6.75	3.00
Highest Compensation (R$)	9,360,000.00	11,520,000.00	144,000.00
Lowest Compensation (R$)	1,105,200.00	5,923,857.36	144,000.00
Average Compensation (R$)	3,362,566.10	9,481,481.48	144,000.00

Further Information on the Board of Directors’ Members

Observation: the mentioned amounts include the post-job benefits destined to the Statutory Board of Executive Officers and Board of Directors, highlighted on item 13.2, and refer to the Open Complementary Pension Plans targeted at the Employees and Management of Bradesco Organization, mentioned on items 13.10.

	Statutory Board of Executive Officers	Board of Directors	Fiscal Council
	12.31.2009	12.31.2009	12.31.2009
Number of Members(*)	65.92	6.67	3.00
Highest Compensation (R$)	6,240,000.00	7,680,000.00	144,000.00
Lowest Compensation (R$)	756,000.00	4,002,813.02	144,000.00
Average Compensation (R$)	2,625,503.13	5,680,104.93	144,000.00

(*) Annual average.

Observation: the mentioned amounts include the post-job benefits destined to the Statutory Board of Executive Officers and Board of Directors, highlighted on item 13.2, and refer to the Open Complementary Pension Plans targeted at the Employees and Management of Bradesco Organization, mentioned on items 13.10.

The variation of amounts from 2009 to 2010 derives from the item 13.3.c.ii - “Maximum amount referring to eventual bonus set in for the year 2009”

13.12. Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.13. Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

The percentage of the total compensation for each body recorded to Bradesco’s 2010 result referring  to the members of the Board of Directors and Board of Executive Officers that are related parties to the controlling shareholders, directly or indirectly, correspond to, respectively, 0.64% and 2.75%.

The percentage of the total compensation for each body recorded to Bradesco’s 2009 result referring  to the members of the Board of Directors and the Board of Executive Officers that are related parties to the controlling shareholders, directly or indirectly, correspond to, respectively, 0.47% and 2.16%.

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13.14. Managers and Fiscal Council´s Member’s compensation, grouped by body, received for any reason other than the position they occupy

Banco Bradesco does not pay this type of compensation to the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.15. Managers and Fiscal Council´s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Managers and Fiscal Council´s Members of Banco Bradesco did not receive compensation from the direct or indirect controlling shareholders, from companies under joint control and from Banco Bradesco’s subsidiary.

13.16. Other relevant information

Year 2011

Amount set in at the Annual Shareholders’ Meeting for the 2011 Private Pension Plans

Body	Number of Members	Total Amount in R$
Board of Directors	7	50,000,000.00
Board of Executive Officers	83	200,000,000.00
Total	90	250,000,000.00

Observation: the mentioned amounts include the post-job benefits destined to the Statutory Board of Executive Officers and Board of Directors, highlighted on item 13.2, and reffer to the Open Complementary Pension Plans targeted at the Employees and Management of Bradesco Organization, mentioned on item 13.10.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.